02045720

2001 Annual Report

ARIS
P.E.

Global Preferred Holdings, Inc.™

Redefining Reinsurance.
Redefining Relationships.



Typically, for the insurance agent, the receipt of a commission is the sole remuneration for the sale of a life insurance or annuity policy; it is a transaction-oriented event that does not create long-term value in the business emanating from the agent's efforts. This is contrary to the situation, in most enterprises, where the development of business results in the growth of equity due to the value of the business created. Global Preferred was formed for the purpose of creating such an enterprise, where agents with equity participation in the company could develop long-term intrinsic value in the business created through their efforts.

It is on this note that I am pleased to report that this year Global Preferred has once again delivered strong financial results. During a period in which many companies, including some life reinsurance companies, have reported disappointing results, Global Preferred met or exceeded all of the financial benchmarks we had established for the year. This performance continues to build the Global Preferred story of strength, stability and financial integrity. These strong financial results and other significant developments in 2001 included:

- ◇ Growth of shareholder equity by nearly 15%, approaching $42 million.
- ◇ Revenues of more than $31 million, reflecting an increase of 4% over 2000.
- ◇ Net income exceeding $5 million, up 6% from 2000.
- ◇ Growth of annuity policies reinsured by 10%, resulting in more than 48,000 annuity policies reinsured, accompanied by over 287,000 reinsured life insurance policies and riders.
- ◇ The execution of our first stock split dividend, exchanging 3 shares for 2 in September 2001.
- ◇ Our name change to Global Preferred Holdings, Inc. to better reflect the current and planned activities of our company.
- ◇ Expanding our strong base of independent Board members through the addition of two new outside members.

A milestone event for us this year was the execution of the reinsurance agreement between Pacific Life Insurance Company and Global Preferred Re Limited. This agreement provides for the reinsurance of all of Pacific Life's individual life insurance products sold by representatives associated with World Financial Group.

In addition to these events, we continued to enhance our reinsurance business through amendments of our reinsurance agreements with Western Reserve Life Assurance Co. of Ohio ("Western Reserve") and American Skandia Life Assurance Corporation, as well as cementing our agreements with World Financial Group, Inc., an independent marketing organization, all of which should allow us to more effectively grow our business.

A milestone event for us this year was the execution of the reinsurance agreement between Pacific Life Insurance Company ("Pacific Life") and Global Preferred Re Limited. This agreement provides for the reinsurance of all of Pacific Life's individual life insurance products sold by representatives associated with World Financial Group. The importance of this agreement lies in Pacific Life's desire to enhance its relationship with World Financial Group on a long-term basis and, more importantly, Pacific Life's validation of our business model of distribution-focused reinsurance as a valuable tool in the growth of Pacific Life's business.

With our established historical financial performance, we now turn our attention to 2002. During 2001 we began accumulating capital for the purpose of securing additional business. While the accumulation of this capital in short-term investments created a drag on our earnings during 2001, it enabled us to have available capital to secure additional reinsurance business from Western Reserve in 2002. The transactions with Western Reserve, which were effective on January 1, 2002, resulted in (i) an increase in the percentage of Western Reserve variable annuity business we reinsure, (ii) the commencement of reinsurance of the Freedom Elite Builder variable universal life product introduced in 2001, and (iii) the conversion of our reinsurance of certain variable universal life policies from a monthly renewable term basis to a coinsurance basis. We expect these transactions will provide us with additional revenue for many years. Thus, while our growth of new business has declined due to the uncertainty of the stock markets, through these transactions with Western Reserve we are able to supplement the growth of our base of business. In light of the uncertain equity markets, however, we can expect some offset to the resulting increase in revenues due to the decline in the underlying investment performance of the products we reinsure.

This past Spring, we began the process of pursuing an initial public offering of our common stock. Unfortunately, stock market conditions deteriorated significantly during the registration process, such that we believed completion of the IPO at that time would not have accurately reflected the value of Global Preferred and its business opportunities. We will continue to monitor the equity markets, as well as other alternatives, in an effort to identify ways for you to obtain more liquidity for your stock. However, while we share in your disappointment in not having yet developed an efficient market for your stock, our principal goal is to enhance long-term stockholder value.

In this endeavor we continue to focus on our financial performance and, with our solid financial growth over the previous years, we believe that we have established a strong foundation to launch our business model into the life and annuity distribution marketplace. With the continuing expansion and growing maturity of independent marketing organizations (IMOs), we are confident in our vision to align the interests of IMOs and life insurance companies by developing long-term, collaborative reinsurance relationships. Unlike many of the commercial life reinsurers, that focus on providing risk management products directly to life insurance companies, we believe that our business model is well positioned to create enhanced value for both IMOs and the insurance companies that have the desire to build long-term stability in the distribution of their products. To support the expansion of our business, we have begun to build our foundation by strengthening our executive management team, including the addition of Brad Barks as our new Chief Financial Officer and Tom Bobowski as our Vice President of Marketing. We enter this marketplace firmly committed to delivering the promise of our motto: "Redefining Reinsurance. Redefining Relationships."

In this endeavor we continue to focus on our financial performance and, with our solid financial growth over the previous years, we believe that we have established a strong foundation to launch our business model into the life and annuity distribution marketplace.

In closing, it is difficult to convey the extent of our gratitude to our client companies and our customers for their outstanding support. While delivering value is the driving force in the growth of our business, the foundation of our business is clearly relationship driven. For this reason, I do wish to express my pleasure in having the opportunity to work with the leaders of the companies with which we have business relationships; I truly appreciate their professionalism and integrity. Likewise, I wish to extend my appreciation to our employees and stockholders for your continuing support and patience through this redefining period of Global Preferred. These are the relationships that create the foundation of Global Preferred. Accordingly, it is our goal to continue to strengthen our relationships with our employees, stockholders, IMOs and the companies whose products we reinsure.

Sincerely,

Ed McKernan
President and CEO

Global Preferred Holdings, Inc., through our subsidiary, Global Preferred Re Limited, provides reinsurance for life insurance and annuity products.

We incorporated in Delaware in 1995 as a holding company, owning all of the outstanding capital stock of Global Preferred Re Limited, a Bermuda company registered as a long-term insurer under the Bermuda Insurance Act 1978. Global Preferred Re commenced its reinsurance operations during 1996.

The strength of our reinsurance business is based on our historical relationship with the independent agents of World Financial Group, Inc., which is an independent marketing organization ("IMO") that markets the products we currently reinsure. An independent marketing organization is an organization of independent agents that contracts with one or more insurance companies to distribute and market securities and insurance products. The foundation for our strong relationship with the agents associated with World Financial Group is the equity participation that many of them have in our company. We believe that our relationship with these agents has motivated life insurance companies to enter into favorable reinsurance arrangements with us as they seek to gain preferential access to life insurance distribution channels. We believe this distinguishes us from other companies in our industry.

Although our reinsurance business is directed to us through our IMO relationship, the variable universal life insurance and variable annuity policies that we currently reinsure are underwritten and issued by various ceding life companies. In the insurance industry, the term "ceding" refers to the use of reinsurance to transfer from one insurance company to another some or all of the risks associated with one or more insurance policies. We often refer to the life insurance companies that reinsure life insurance and annuity policies through us as the "ceding life companies."

Under a reinsurance agreement, the economic consequences of certain insurance risks are transferred from the ceding life company to the reinsurer. When we reinsure a policy for a life insurance company, we continue to reinsure that policy for as long as the policy remains in effect. Although the life insurance company may have the right to cancel the reinsurance on one or more policies, this right can occur only upon certain defaults or after a period of 10 years or longer, depending on the particular reinsurance agreement. By maintaining a continued financial interest in these policies, we share the ongoing revenue streams associated with the policies. Additionally, as we reinsure new policies, we expand the base of policies in which we maintain an economic interest.

Types of Reinsurance

We currently write three types of reinsurance: renewable term (consisting of yearly renewable term and monthly renewable term), coinsurance and modified coinsurance.

Renewable Term. Renewable term, also referred to as risk premium reinsurance, which includes monthly renewable term and yearly renewable term, is a plan of reinsurance in which the premium rates are not directly related to the premium rates on the original plan of insurance. Under renewable term reinsurance, the ceding life company reinsures the mortality risk with us. The amount reinsured in any one period is not based on the face amount of the policy, but rather on the net amount of risk we reinsure. The net amount of risk is typically defined as the difference between the death benefit and the cash value of a policy.

Coinsurance. Under a coinsurance arrangement, the insured risks are ceded to us on essentially the same basis as underwritten by the ceding life company. The ceded risks include mortality, persistency, investment and expense. We share the risks pro rata with the ceding life company. We receive a proportionate share of gross premiums from the ceding life company and provide expense allowances to the ceding life company in recognition of expenses associated with the reinsured policies. We also pay our proportionate share of death benefits and other policy benefits. The reserves on the ceded portion of the policy are held by us and are our obligations.

Modified Coinsurance. Modified coinsurance is similar to coinsurance except the ceding life company retains the reserves and the assets related to the reserves. Modified coinsurance is used primarily for products that develop cash values and allows the ceding life company to retain the associated assets for investment purposes.

Value Proposition

We believe that over the last few decades a number of trends in the life insurance industry have led to a misalignment of interests between the distributors of life insurance products and the life insurance companies that create those products.

Trends in the Production of Life Insurance Products include:

- Introduction of numerous differentiated products;
- Conversion of many large mutual insurance companies into publicly traded stock companies, which has increased their focus on maximizing profitability and stockholder value; and
- Consolidation among life insurance companies.

Trends in the Distribution of Life Insurance Products include:

- Transition of distribution methods from dedicated sales agencies to independent marketing organizations;
- Increasingly complex regulatory environment surrounding the sale of insurance products; and
- Consolidation among distribution channels and the emergence of national distribution franchises.

We believe that these trends have led to an environment where organizations that distribute life insurance products are distinct from those that produce these products. This has led to the distributors having increased control over the access to life insurance consumers. Additionally, we believe that these trends have resulted in a shorter-term focus among all parties, as the distribution channels continually seek to gain greater commissions that are tied to current production and insurers have become reluctant to invest in the development of products for distribution relationships that may not be long lasting.

We strive to align the interests between life insurance distributors and life insurance companies by developing long-term, collaborative reinsurance relationships. We build these relationships by providing to the distribution channels meaningful financial incentives tied to the profitability of the reinsurance business directed to us. Through these collaborative relationships, both the distributors and the insurers benefit. The distributors benefit as they are able to share in the economics associated with the underlying insurance policies they sell. The insurers benefit because their distribution partners now have a greater incentive to place higher quality, persistent business with the insurers and may be less likely to move the relationship to another insurer simply to gain more commission income.

Strategy

We plan to enhance stockholder value through execution of the following strategies:

- Expanding reinsurance coverage to participate more fully in the revenue streams generated by in-force business;
- Expanding reinsurance coverage of new business through existing relationships;
- Broadening existing relationships through the pool of products we reinsure for life insurance companies and establishing new agreements with other life insurers; and
- Forming alliances with other independent marketing organizations such as independent insurance agencies, broker/dealers, regional investment firms, banks, credit unions and other financial institutions.

We are building the momentum that we believe will increase profitability and enhance stockholder value. By redefining relationships, we are redefining the reinsurance business.

Redefining Reinsurance.

Redefining Relationships.

Selected Financial Data

The following table sets forth selected financial data and other operating information. The selected financial data have been derived from our consolidated financial statements and should be read in conjunction with our consolidated financial statements and accompanying notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere herein.

	Year Ended December 31,				
(Dollars in thousands, except per share data)	1997	1998	1999	2000	2001
Consolidated Statements of Income Data:					
Premiums	$ 5,217	$ 7,281	$ 9,692	$ 16,618	$ 19,240
Reinsured policy revenues	195	4,098	13,506	12,894	11,238
Net investment income	1,088	951	350	528	811
Net realized gain (loss) on investments	–	267	(66)	3	45
Loss on recapture of business	–	–	(823)	–	–
Other income	300	–	–	–	–
Total revenue	6,800	12,597	22,659	30,043	31,334
Total benefits and expenses	4,465	9,201	16,114	23,089	23,480
Income before income taxes	2,335	3,396	6,545	6,954	7,854
Income tax expense	(816)	(1,157)	(2,225)	(1,821)	(2,392)
Net income	1,519	2,239	4,320	5,133	5,462
Preferred dividends	–	–	–	155	267
Net income available to common stockholders	$ 1,519	$ 2,239	$ 4,320	$ 4,978	$ 5,195
Basic earnings per share	$ 0.42	$ 0.60	$ 1.15	$ 1.33	$ 1.39
Diluted earnings per share	$ 0.42	$ 0.60	$ 1.15	$ 1.30	$ 1.32
Weighted-average common shares	3,592,154	3,743,649	3,742,610	3,742,610	3,742,610
Total weighted-average common and common equivalent shares	3,592,154	3,743,649	3,742,610	3,943,897	4,141,684

	Year Ended December 31,				
(Dollars in thousands)	1997	1998	1999	2000	2001
Consolidated Balance Sheet Data:					
Cash and cash equivalents	$ 1,470	$ 6,618	$ 3,476	$ 4,259	$ 8,062
Fixed maturity securities	18,413	9,870	2,054	5,912	12,214
Deferred acquisition costs	4,503	27,538	39,750	42,752	42,800
Total assets	25,066	44,881	49,008	56,617	67,853
Long-term debt	–	–	9,179	5,000	5,000
Total liabilities	2,990	20,508	20,600	20,028	25,884
Stockholders' equity	22,076	24,373	28,408	36,589	41,969

	Year Ended December 31,				
(Dollars in thousands)	1997	1998	1999	2000	2001
Summary of Policies Reinsured:					
Number of life insurance policies and riders reinsured	154,682	208,321	260,356	296,674	287,303
Number of annuity policies reinsured	1,897	10,028	24,483	43,819	48,007
Face value of life insurance reinsured	$4,315,278	$6,117,248	$8,030,219	$9,378,075	$9,082,204
Annuity contract benefits reinsured	$ 30,894	$ 157,695	$ 324,827	$ 310,063	$ 266,305

Forward-Looking Statements

This report contains "forward-looking statements." Additionally, any written or oral statements made by us or on our behalf may include forward-looking statements that reflect our current views with respect to future events and financial performance. Such forward-looking statements are made pursuant to the "safe-harbor" provisions of the Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act of 1933. These statements may include, but are not limited to statements relating to reinsurance revenues, gross profits, cash flows and net income in future periods. Such statements often include the words "believes," "expects," "assumes," "predicts," "continue," "potential," "should," "could," "can," "may," "will," "proposes," "anticipates," "intends," "plans," "estimates," "projects," and variations or negations of such expressions or similar expressions. When we make forward-looking statements, we are basing them on our management's beliefs and assumptions, using information currently available to us.

Because such forward-looking statements involve risks, both known and unknown, and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements, including but not limited to:

- *Successful completion by Global Preferred of an initial public offering of its common stock;*
- *A decrease in the level of demand for our reinsurance business, or increased competition in the industry;*
- *Extent to which we are able to develop new reinsurance programs;*
- *Adverse reinsurance experience;*
- *Estimates of reserves;*
- *Assumptions used in accounting for deferred acquisition costs;*
- *Negotiation of reinsurance agreements;*
- *Our cash requirements;*
- *Availability of capital on acceptable terms;*
- *The passage of federal or state legislation subjecting our business to additional supervision or regulation, including additional tax regulation, in the United States or other jurisdictions in which we operate; and*
- *Changes in economic conditions, including interest rate conditions, which could affect our investment portfolio.*

These forward-looking statements are subject to change and uncertainty that are beyond our control and have been made based upon our expectations and beliefs concerning future developments and their potential effect on our business. We cannot assure you that future developments will be in accordance with our expectations or that the effect of future developments will be those we anticipate. Actual results could differ materially from those we expect, depending upon the outcome of certain factors, including those described in the forward-looking statements. We caution readers not to place undue reliance on these forward-looking statements, which speak only as of their dates. We have described some important factors that could cause our actual results to differ materially from our expectations in "Factors that may Affect Future Results of Operations" included in our Annual Report on Form 10-K. You should carefully review these risks and additional risks described in other documents we file from time to time with the Securities and Exchange Commission, including quarterly reports on the Form 10-Q. Except as otherwise required by federal securities laws, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

Global Preferred, through Global Preferred Re, provides reinsurance for life insurance and annuity products. The strength of our reinsurance business is based on our strong relationship with the independent agents of World Financial Group, which is an independent marketing organization that markets the products we currently reinsure. World Financial Group is an indirect subsidiary of AEGON USA, Inc. and, as of December 31, 2001, had over 7,500 associated independent registered agents licensed to sell securities and insurance products.

Although our reinsurance business is directed to us through our IMO relationship, the variable universal life insurance and variable annuity policies that we currently reinsure are underwritten and issued by various ceding life companies.

Under a reinsurance agreement, the economic consequences of certain insurance risks are transferred from the ceding life company to the reinsurer. Depending upon the type of reinsurance agreement, these risks may include mortality, persistency, investment and expense. Key considerations in evaluating the risks include industry experience, the ceding life company's pricing and assumptions, the type of product, the ceding life company's underwriting practices and procedures, the type of distribution system, the ceding life company's recent experience and the market for the product.

The ceding life companies retain responsibility for the payment of all claims, surrender values, commissions and expenses involved in issuing and maintaining the policies we reinsure. In addition, the ceding life companies administer the reinsurance contracts and, on a monthly basis, provide us with information regarding premiums, reserves and benefits and the amounts we owe to the ceding life company for claims and settlement expenses on the policies we reinsure.

Significant Financial Statement Impact of Reinsurance

Financial Reporting Release No. 60, which was recently released by the Securities and Exchange Commission, requires all companies to include a discussion of critical accounting policies or methods used in the preparation of financial statements. Additional information is shown in Note 2 to the consolidated financial statement, which includes a summary of the methods used in the preparation of our consolidated financial statements.

Income Statement Impact

Reinsurance Revenues. For renewable term reinsurance, we record as "premiums" the amount of reinsurance premiums we receive over the paying periods of the reinsured policies. For policies reinsured on a coinsurance or modified coinsurance basis, we record as "reinsured policy revenues" a proportionate share of gross revenues received by the ceding life company over the paying periods of the reinsured policies. These revenues represent the policy mortality and expense charges, asset-based allowances and deferred sales charges that have been assessed against the reinsured policy account balances.

Reinsurance Expenses. Regardless of the type of reinsurance, our related expenses may include: (1) benefits, claims and settlement expenses, which represent our share of the payments made to insured individuals during the period, (2) expense allowances paid to the ceding life company for expenses associated with the reinsured policies, including commissions and costs associated with underwriting, marketing, policy issue and maintenance, and (3) amortization of deferred acquisition costs, which are discussed in more detail below.

Balance Sheet Impact

Deferred Acquisition Costs. We capitalize and defer costs that vary with, and are directly associated with, the acquisition of the reinsured policies. These expenses are deferred to the extent that such costs are deemed recoverable from future policy revenues and are recorded as deferred acquisition costs on the balance sheet. Such costs include reinsurance commission and expense allowances paid to ceding life companies, and may include other underwriting costs such as actuarial, legal and accounting fees.

Deferred acquisition costs are amortized over the lives of the underlying policies, in conformity with the terms of the reinsurance agreement. Under the renewable term agreements, the rate of amortization depends on the approach utilized, static or dynamic, and is based upon assumptions applicable at the time the policies are reinsured, such as estimates of expected investment yields, mortality, persistency and expenses. Under the static approach, the amortization is in proportion to the ratio of premiums collected during the then current period to total anticipated premiums. Often the static approach is used in the first policy year or until the business is sufficiently large to warrant the complexity of the dynamic approach. Under the dynamic approach, the amortization under the static approach is adjusted to reflect actual persistency of the insurance in effect. To the extent fewer policies persist than otherwise anticipated, the amortization will be greater under the dynamic approach than under the static approach. Conversely, to the extent more policies persist than otherwise anticipated, the amortization will be smaller. Currently, we use the dynamic amortization approach for all our policies reinsured under our renewable term agreements.

Under the coinsurance and modified coinsurance agreements, the amortization of the deferred acquisition costs is in proportion to the ratio of gross profits recognized during the then current period to total anticipated future gross profits. During each accounting period, assumptions used in calculating the amortization of the deferred acquisition expense reflect actual experience for the then current accounting period. We also review, on a periodic basis, our evolving experience with regard to our assumptions concerning future experience as to mortality, persistency, investment yields and expenses in determining our estimate of anticipated future gross profits. This periodic review is commonly referred to as "unlocking." Our period of observation is from October 1 of the previous calendar year through September 30 of the current calendar year. If we believe variances from expected assumptions are permanent, we will change the assumptions we use with regard to future experience. Upon adoption of any change in assumptions used with regard to future experience, the amortization of the deferred acquisition cost will be recalculated and reflected during the then current accounting period.

Future Policy Benefits. Liabilities for future benefits on life insurance policies are established in an amount adequate to meet the estimated future obligations on the policies in effect. Policy and contract reserves are included in "future policy benefits" on the consolidated balance sheet.

Liabilities for future policy benefits under the renewable term agreements include provisions for claims in the course of settlement, claims incurred but not reported and expected future claims. The liability is estimated using assumptions such as estimates of expected investment yields, mortality, persistency and expenses applicable at the time the reinsurance contracts are executed.

Liabilities for future policy benefits under coinsurance and modified coinsurance agreements equal reinsured policy account balances on the underlying variable universal life policies and variable annuity contracts. With regard to the separate account benefits reinsured on a modified coinsurance basis, we record the liabilities as an offset to related assets as intentions and rights under the agreements with the ceding life companies meet the appropriate conditions governing rights of setoff. Liabilities for the fixed portion of the variable annuity contracts and variable universal life policies reinsured on a coinsurance basis are recorded as future policy benefits.

Liabilities for future policy benefits reflected in the consolidated financial statements are based on information provided to us by the ceding life companies. Reserves established by us with respect to individual risks or classes of business may not be the same as those established by ceding life companies due to differing risks and assumptions regarding mortality, persistency, investment and expenses.

Fair Value Disclosure

Investments. We classify all fixed maturities and equity securities as "available for sale." Such securities are reported at fair value. Fixed maturities available are so classified based upon the possibility that such securities could be sold prior to maturity if that action enables us to execute our investment philosophy and appropriately match investment results to operating and liquidity needs. Unrealized gains and losses on marketable equity securities available for sale, less applicable income taxes, are reported as a separate component of "accumulated other comprehensive income (loss)" within stockholders' equity.

Investment income is recognized as it accrues or becomes legally due. Realized gains or losses on sales of investments are included in income, as are write-downs of securities where declines in value are deemed to be other than temporary. The cost of investment securities sold is determined based upon the specific identification method.

Other Financial Assets and Liabilities. The carrying value of cash and cash equivalents, reinsurance receivables and payables, short-term debt, accrued expenses and accounts payable approximate their fair values due to the short-term nature of these accounts. The carrying value of future policy benefits approximates its fair value as credited interest approximates current market rates.

Our Current Reinsurance Agreements

The life insurance and annuity policies that we have reinsured to date are underwritten and issued by Western Reserve, American Skandia Life Assurance Corporation (" American Skandia"), Kemper Investors Life Insurance Company ("Zurich Kemper") and Pacific Life. The following table indicates the percentage of our reinsurance revenues derived from each of our ceding life companies:

	Year Ended December 31,		
	1999	*2000*	*2001*
Western Reserve	88%	88%	89%
American Skandia	9%	10%	9%
Zurich Kemper	3%	2%	2%
Pacific Life[1]	–	–	0%
Total	100%	100%	100%

[1] *This agreement was effective as of January 1, 2001.*


350
300
250
200
150
100
50
0
In Thousands
1998
1999
2000
2001

Reinsured VUL Policies and Riders In Force


60
50
40
30
20
10
0
In Thousands
1998
1999
2000
2001

Reinsured Variable Annuity Policies In Force

The following table indicates, by ceding life company: (1) the names and types of insurance products we currently reinsure; (2) the type of reinsurance agreement applicable to each; (3) policy issue date reinsured under each agreement; and (4) the commencement date of the reinsurance.

Ceding Life Company	*Reinsured Product Name*	*Product Type(1)*	*Reinsurance Type(2)*	*Policy Issue Date*	*Reinsurance Commencement Date*
Western Reserve	Freedom Equity Protector	VUL	MRT	1/92 to 12/99	7/96
Western Reserve	Financial Freedom Builder	VUL	MRT	7/97 to 3/98	7/97
Western Reserve	Financial Freedom Builder	VUL	Co/Modco	4/98 to 12/98	4/98
Western Reserve	Financial Freedom Builder	VUL	MRT	1/99 to present	10/99
Zurich Kemper	Power VUL	VUL	MRT	9/96 to 3/01	9/96
Pacific Life	Select Exec II	VUL	YRT	1/01 to present	1/01
American Skandia	Imperium	VA	Modco	1/97 to present	1/97
Western Reserve	Freedom Wealth Creator	VA	Co/Modco	1/98 to present	1/98
Western Reserve	Freedom Premier	VA	Co/Modco	10/00 to present	10/00

(1) *"VUL" means variable universal life product. "VA" means variable annuity product.*

(2) *"MRT" means monthly renewable term. "YRT" means yearly renewable term. "Co/Modco" means coinsurance and modified coinsurance.*

Under our reinsurance agreements with the ceding life companies, we currently reinsure variable life insurance and variable annuity policies on either a renewable term basis or a coinsurance and modified coinsurance basis. For the year ended December 31, 2001, the policies we reinsured on a renewable term basis represented 63% of our reinsurance revenues and the policies we reinsured on a coinsurance and modified coinsurance basis represented 37% of our reinsurance revenues.

Results of Operations

The following table sets forth certain operating data as a percentage of total revenue for the periods indicated:

	Year Ended December 31,		
	1999	*2000*	*2001*
	(As a percentage of total revenues)		
Consolidated Statements of Income Data:			
Revenues:			
Premiums	43%	55%	61%
Reinsured policy revenues	60	43	36
Net investment income	1	2	3
Net realized gain (loss) on investments	–	–	–
Loss on recapture of business	(4)	–	–
Total revenues	100%	100%	100%
Benefits and expenses:			
Benefits, claims and settlement expenses	20	25	20
Change in future policy benefits	1	7	8
Reinsurance expense allowances, net	24	25	27
Amortization of deferred acquisition costs	17	14	13
Operating expenses	4	4	6
Interest expense	5	2	1
Total benefits and expenses	71	77	75
Income before income taxes	29	23	25
Income taxes	(10)	(6)	(8)
Net income	19%	17%	17%

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

Revenues

Premiums. Premiums increased $2.6 million, or 16%, from $16.6 million for the year ended December 31, 2000 to $19.2 million for the comparable period in 2001. The majority of this increase was due to a rise in reinsured policies under the Western Reserve Financial Freedom Builder Monthly Renewable Term Agreement. The aggregate face value of reinsurance under the Financial Freedom Builder Monthly Renewable Term Agreement increased $246 million, or 6%, from $4.2 billion at December 31, 2000 to $4.4 billion at December 31, 2001. The remaining increase in premiums was attributable to the increasing duration of the policies, since reinsurance premiums increase with the advancing age of the insureds.

Reinsured Policy Revenues. Reinsured policy revenues decreased $1.7 million, or 13%, from $12.9 million for the year ended December 31, 2000 to $11.2 million for the same period in 2001. This decrease was primarily attributable to revenues associated with our variable annuity coinsurance and modified coinsurance agreements, which declined from $6.7 million for the year ended December 31, 2000 to $5.5 million for the same period in 2001, a decrease of $1.2 million, or 18%. Decreasing revenues for both variable universal life and variable annuity business have resulted primarily from a decline in collected mortality and expense charges associated with lower account values, due to the decline in the equity markets. Further, the variable universal life coinsurance and modified coinsurance business is a "closed block," meaning that there are no new policies being issued in this block of business, resulting in a declining number of policies reinsured in that block, due to normal policy lapses and surrenders. New variable universal life policies that we reinsured in 2000 and 2001 were reinsured on a monthly renewable term basis. The capital requirements for reinsuring on a coinsurance or modified coinsurance basis limited our ability to reinsure any new variable universal life policies on that basis.

Net Investment Income and Net Realized Gain on Investments. Net investment income increased $283,000, or 54%, from $528,000 for the year ended December 31, 2000 to $811,000 for the same period in 2001, primarily due to the increased size of our portfolio from new purchases of fixed maturity securities.

The sale of fixed maturity securities for the year ended December 31, 2000 resulted in a net realized gain on investments of $3,000 compared to a net realized gain on investments of $45,000 for the same period in 2001. This shift was caused by a decline in market yields, which resulted in an increase in the fair value of invested securities.

Benefits and Expenses

Benefits, Claims and Settlement Expenses. Benefits, claims and settlement expenses decreased $1.3 million, or 17%, from $7.6 million for the year ended December 31, 2000 to $6.3 million for the same period in 2001. The decrease was primarily associated with better mortality experience in the current period, which resulted in lower claims activity. We do not expect, nor have we been advised by the ceding life companies of, any material claims exposure related to the September 11, 2001 terrorist attacks. The aggregate face value of insurance underlying the policies we reinsured at December 31, 2000 was $9.4 billion compared to $9.1 billion at December 31, 2001.

Change in Future Policy Benefits. Change in future policy benefits increased $359,000, or 17%, from $2.1 million for the year ended December 31, 2000 to $2.4 million in the same period of 2001. $230,000 of the increase was tied to the $2.4 million growth in premiums collected under the Financial Freedom Builder Monthly Renewable Term Agreement. Additionally, during the third quarter of 2001, we refined our methodology for recognizing earned premiums under the Zurich Kemper monthly renewable term agreement, which resulted in an increase in future policy benefits of $152,000.

Reinsurance Expense Allowances, Net. Net reinsurance expense allowances increased $962,000, or 13%, from $7.5 million for the year ended December 31, 2000 to $8.5 million for the same period in 2001. Consistent with the increase in premium revenues, the increase in net reinsurance expense allowances was due primarily to an increase in the business placed under the Financial Freedom Builder Monthly Renewable Term Agreement.

Amortization of Deferred Acquisition Costs. Amortization of deferred acquisition costs decreased $72,000, or 2%, from $4.0 million for the year ended December 31, 2000 to $3.9 million for the same period in 2001. A majority of the decrease in the amortization of deferred acquisition costs resulted from the refinement of our methodology of recognizing earned premiums under the Zurich Kemper monthly renewable term agreement, which caused a $122,000 decrease. Offsetting this decrease was a net increase of $50,000, which reflects amounts related to historical realized experience and unlocking of future experience assumptions.

Operating Expenses. Operating expenses increased $696,000, or 55%, from $1.3 million for the year ended December 31, 2000 to $2.0 million for the same period in 2001. These expenses include salaries and benefits, professional fees for legal, actuarial and accounting expenses and other operating expenses. The increase was associated with a $447,000 increase in salaries, benefits and recruiting expenses, due to the employment of additional staff, payment of a discretionary bonus for the year 2000 and accrual of discretionary bonuses for 2001. The remainder of the increase was primarily due to increases in directors' and officers' insurance expenses, outside director fees, legal fees and our franchise taxes for the State of Delaware.

Interest Expense. Interest expense decreased $287,000, or 43%, from $665,000 for the year ended December 31, 2000 to $378,000 for the comparable period in 2001. The decrease was due to the repayment of a $5.3 million debt on a line of credit. The final payment of principal and interest in the amount of $283,566 was paid in February 2001.

Income Taxes. Due to higher levels of income before income taxes, income taxes increased $571,000, or 31%, from $1.8 million for the year ended December 31, 2000 to $2.4 million for the same period in 2001. Income before income taxes is comprised of income subject to taxes which are both recognized and due in the current period and income subject to taxes which are recognized during the current period but are due in future periods. The amount of income taxes which was recognized and due in the respective periods was only $516,000 and $437,000 in 2000 and 2001, respectively, due to the "small life insurance company deduction," which permanently reduces the current income taxes due. The amount of income taxes that was due in future periods in 2001 was $2.0 million, an increase of $650,000 as compared to the amount in 2000, due to an increase in timing differences with respect to reserves.

As a result of the "small life insurance company deduction," the combined effective tax rate will fluctuate between 20% and 34%. During 2000 our effective tax rate was 26%, as compared to 30% in 2001.


In Millions
$35
$30
$25
$20
$15
$10
$5
0
1998
1999
2000
2001
Revenues


In Millions
$7
$6
$5
$4
$3
$2
$1
0
1998
1999
2000
2001
Net Income


$2.00
$1.50
$1.00
$0.50
0
1998
1999
2000
2001
Diluted Earnings Per Share

Year Ended December 31, 2000 Compared to Year Ended December 31, 1999

Revenues

Premiums. Premiums increased $6.9 million, or 71%, from $9.7 million the year ended December 31, 1999 to $16.6 million for the comparable period in 2000. A majority of this increase was caused by a $6.6 million increase in premiums relating to the full-year impact of the Financial Freedom Builder Monthly Renewable Term Agreement that we entered into with Western Reserve in October 1999. The remaining increase in premiums was attributable to the increasing duration of the policies reinsured, since reinsurance premiums increase with the advancing age of the insureds.

Reinsured Policy Revenues. Reinsured policy revenues decreased $612,000, or 5%, from $13.5 million for the year ended December 31, 1999 to $12.9 million for the same period in 2000. The overall revenue decline was due to a $2.8 million decline in revenues associated with our variable universal life coinsurance and modified coinsurance agreement with Western Reserve, partially offset by a $2.2 million increase in revenues attributable to our variable annuity reinsurance agreements, which was reflective of an increase in the contract benefits from existing policies reinsured and new business reinsured under these agreements. The decline in revenues associated with the variable universal life business was caused by Western Reserve's October 1, 1999 recapture of certain policies previously ceded to us under our reinsurance agreements. This recapture was in conjunction with the execution of the monthly renewable term agreement discussed above in "Premiums."

Net Investment Income and Net Realized Gain (Loss) on Investments. Net investment income increased $178,000, or 51%, from $350,000 for the year ended December 31, 1999 to $528,000 for the same period in 2000, primarily due to the increased size of our portfolio from new purchases of fixed maturity securities.

The sale of fixed maturity securities for the year ended December 31, 1999 resulted in a net realized loss on investments of $66,000 compared to a net realized gain on investments of $3,000 for the same period in 2000. This shift was caused by a decline in market yields, which resulted in an increase in the fair value of invested securities.

Loss on Recapture of Business. The recapture of business by Western Reserve, discussed above, during the fourth quarter of 1999 resulted in a loss of $823,000 for the year ended December 31, 1999. This loss related to the recapture of the Financial Freedom Builder variable universal life policies and riders and 75% of the Freedom Wealth Creator variable annuity policies, issued from January 1, 1999 through September 30, 1999, which were reinsured on a coinsurance and modified coinsurance basis for Western Reserve. Of the $823,000 loss on recapture of business, $556,000 related to the variable universal life coinsurance and modified coinsurance business. The balance of $267,000 related to the variable annuity coinsurance and modified coinsurance business. No recapture occurred during 2000.

Benefits and Expenses

Benefits, Claims and Settlement Expenses. Benefits, claims and settlement expenses increased $3.1 million, or 68%, from $4.5 million for the year ended December 31, 1999 to $7.6 million for the same period in 2000. The increase was the result of greater claims activity than otherwise expected, an increase in volume of policies reinsured and the increasing age of the policies reinsured. The aggregate face value of insurance underlying the policies we reinsure was $8.0 billion at December 31, 1999 compared to $9.4 billion at December 31, 2000, which represented a $1.4 billion, or 17% increase.

Change in Future Policy Benefits. Change in future policy benefits increased $1.7 million, or 554%, from $314,000 for the year ended December 31, 1999 to $2.0 million in the same period of 2000. This change was tied to an increase in the liability for future policy benefits under our monthly renewable term reinsurance agreements, which rose by $2.0 million, or 188%, from $1.1 million at December 31, 1999 to $3.1 million at December 31, 2000. The Financial Freedom Builder Monthly Renewable Term Agreement we entered into with Western Reserve in October 1999 was the primary cause of this increase.

Reinsurance Expense Allowances, Net. Net reinsurance expense allowances increased $2.2 million, or 41%, from $5.3 million for the year ended December 31, 1999 to $7.5 million for the same period in 2000. Consistent with the increase in premium revenues, the increase in net reinsurance expense allowances was due to increased business placed under the Financial Freedom Builder Monthly Renewable Term Agreement, placement of the variable annuity business reinsured on a coinsurance and modified coinsurance basis and premiums on existing policies reinsured on renewable term basis.

Amortization of Deferred Acquisition Costs. Amortization of deferred acquisition costs increased $227,000, or 6%, from $3.8 million for the year ended December 31, 1999 to $4.0 million for the same period in 2000. The increase was attributable to a $1.3 million increase in amortization for business reinsured on a coinsurance and modified coinsurance basis, which was driven by increased gross profits during 2000 from existing policies reinsured and new policies reinsured. Offsetting this increase was (1) amortization of $976,000 in 1999 associated with the Western Reserve coinsurance and modified coinsurance business that was recaptured on October 1, 1999 and (2) a decrease in amortization of deferred acquisition costs for business reinsured on a monthly renewable term basis of $55,000, which was driven by a shift in the mix of business toward more Financial Freedom Builder variable universal life policies, which do not have associated deferred acquisition costs.

Operating Expenses. Operating expenses increased $273,000, or 28%, from $983,000 for the year ended December 31, 1999 to $1.3 million for the same period in 2000. These expenses include professional fees for legal, actuarial and accounting expenses, operating expenses and other miscellaneous expenses. The increase in expenses was primarily associated with an increase in salaries due to the employment of additional staff in 2000. The increase was also attributable to increases in legal, accounting and actuarial fees for general corporate activities, tax consulting and actuarial consulting services.

Interest Expense. Interest expense decreased $489,000, or 42%, from $1.2 million for the year ended December 31, 1999 to $665,000 for the comparable period in 2000. During 1999, interest expense included $285,000 of reinsurance fees associated with deferred settlements on the variable annuity and variable universal life policies that are no longer applicable. The decrease was also due to lower interest costs associated with principal payments on our $5.0 million line of credit and, to a lesser extent, the restructuring in 1999 of our debt owed to Money Services, Inc., which involved a decrease in the annual interest rate from 9.0% to 7.5%.

Income Taxes. Income taxes decreased $405,000, or 18%, from $2.2 million for the year ended December 31, 1999 to $1.8 million for the same period in 2000. We earned statutory taxable income during 2000, which was attributable to lower payments of policy acquisition costs due to a decline in new business reinsured under our coinsurance and modified coinsurance agreements. Our effective tax rate was 34% and 26% for 1999 and 2000, respectively. Current tax expense of $411,000 was payable as of December 31, 2000. The remaining income tax expense for the year ended December 31, 2000, as well as the entire income tax expense for 1999, was deferred.

Quarterly Results of Operations

The following table presents certain unaudited quarterly consolidated statements of income data for the eight-quarter period ending December 31, 2001, as well as the percentage of total revenue represented by each item. The information has been derived from the unaudited consolidated financial statements. The unaudited consolidated financial statements have been prepared on substantially the same basis as the audited consolidated financial statements contained herein and all adjustments, consisting only of normal recurring adjustments, which we consider to be necessary to present fairly this information when read in conjunction with the consolidated financial statements and notes thereto appearing elsewhere herein. The results of operations for any quarter are not necessarily indicative of the results to be expected for any future period.

(Dollars in thousands)	Mar. 31 2000	June 30 2000	Sept. 30 2000	Dec. 31 2000	Mar. 31 2001	June 30 2001	Sept. 30 2001	Dec. 31 2001
	Quarter Ended (unaudited)							
Revenues:								
Premiums	$3,676	$4,087	$4,334	$4,522	$4,656	$4,796	$4,908	$4,880
Reinsurance policy revenues	3,020	3,192	3,215	3,466	2,940	2,806	2,728	2,762
Net investment income	71	149	149	159	161	206	221	223
Net realized gain (loss) on investments	–	–	3	–	6	–	(2)	41
Loss on recapture of business	–	–	–	–	–	–	–	–
Total revenue	6,767	7,428	7,701	8,147	7,763	7,808	7,855	7,906
Benefits and expenses:								
Benefits, claims and settlement expenses	1,836	1,845	1,860	2,019	1,503	1,583	1,407	1,800
Change in future policy benefits	436	413	602	602	644	548	742	477
Reinsurance expense allowances, net	1,566	1,799	2,145	2,030	2,096	2,154	2,094	2,156
Amortization of deferred acquisition costs	1,086	1,105	930	895	1,002	877	741	1,325
Operating expenses	325	286	362	283	477	362	515	597
Interest expense	204	206	147	108	96	93	95	95
Total benefits and expenses	5,453	5,654	6,046	5,937	5,818	5,617	5,594	6,450
Income before income tax	1,314	1,774	1,655	2,210	1,945	2,191	2,261	1,456
Income tax (expense) benefit	(447)	(552)	1	(823)	(654)	(743)	(653)	(341)
Net income	$ 867	$1,222	$1,656	$1,387	$1,291	$1,448	$1,608	$1,115

Historically, our operations and related revenues and operating results have varied substantially from quarter to quarter, and we expect variations to continue. Our quarterly operating results will continue to vary significantly depending on a number of factors, including fluctuations in demand for reinsurance products and variable life insurance and annuity products, as well as the sales price and resulting gross margin for specific reinsurance contracts. A high percentage of our operating expenses, particularly personnel, marketing and rent are relatively fixed in advance of any particular quarter.

Segment Reporting

We have defined our reportable segments based on the nature of our reinsurance agreements and the accounting treatment used for the various reinsurance agreements. Based on this definition, we have identified two reportable segments: non-universal life-type agreements and universal life-type agreements (as each is referenced in SFAS No. 97, *Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments*, paragraphs 44 and 45).

Our first segment, reported as non-universal life-type, relates to those variable universal life policies that are reinsured on a renewable term basis. These policies are accounted for under SFAS No. 60 accounting principles and, as such, revenues therefrom are classified as premiums revenue.

Our second segment, reported as universal life-type, relates to all variable annuity contracts and those variable universal life policies that are reinsured on a coinsurance and modified coinsurance basis. The products reinsured on a coinsurance and modified coinsurance basis are accounted for under SFAS No. 97 accounting principles and, as such, revenues therefrom are classified as reinsured policy revenues.

Items not directly related to the business segments and unallocated corporate items (i.e., other income, interest expense on corporate debt and unallocated operating expenses) are shown separately, consistent with our internal measurement process. Segment assets reported include those assets directly attributable to the reinsurance agreements such as reinsurance balances receivable, deferred acquisition costs, policy loans, prepaid expenses, invested assets and cash. Invested assets are allocated to the agreements consistent with our internal measurement process.

(Dollars in thousands)	2000 Non-Universal Life-type	2000 Universal Life-type	2000 Other	2000 Total	2001 Non-Universal Life-type	2001 Universal Life-type	2001 Other	2001 Total
Premiums	$16,619	$ –	$ –	$16,619	$19,240	$ –	$ –	$19,240
Reinsured policy revenues	–	12,894		12,894	–	11,238	–	11,238
Benefits, claims and settlement expenses[1]	8,658	954	–	9,612	7,833	871	–	8,704
Reinsurance expense allowances, net	5,711	1,829	–	7,540	6,859	1,642	–	8,501
Amortization of deferred acquisition costs	116	3,901	–	4,017	197	3,748	–	3,945
Underwriting profit	2,134	6,210	–	8,344	4,351	4,977	–	9,328
Net investment income	213	171	144	528	215	230	366	811
Net realized gain on investment	–	–	3	3	–	–	45	45
Other expenses	150	184	1,588	1,922	123	216	1,991	2,330
Segment operating income (loss) before tax	2,197	6,197	(1,441)	6,953	4,443	4,991	(1,580)	7,854
Income tax expense (benefit)	589	1,659	(428)	1,820	1,353	1,520	(481)	2,392
Segment net income (loss)	$ 1,608	$ 4,538	$ (1,013)	$ 5,133	$ 3,090	$ 3,471	$(1,099)	$ 5,462
Preferred dividends	–	–	155	155	–	–	267	267
Segment net income (loss) available to common stockholders	$ 1,608	$ 4,538	$ (1,168)	$ 4,978	$ 3,090	$ 3,471	$(1,366)	$ 5,195
Segment assets	$ 9,279	$ 44,688	$ 2,656	$56,623	$ 8,615	$46,748	$12,490	$67,853

Year Ended December 31,

[1]*Benefits, claims and settlement expenses include change in future policy benefits.*

Of the total premiums and reinsured policy revenues above, 88% and 89% relates to business issued by Western Reserve for the year ended December 31, 2000 and 2001, respectively. Of the total underwriting profit above, 83% and 86% relates to business issued by Western Reserve for the year ended December 31, 2000 and 2001, respectively.

Liquidity and Capital Resources

Our principal sources of cash flow have been premiums received from the ceding life companies, investment income, proceeds from the sale of invested assets, issuance of common and preferred stock, and short- and long-term financing. In addition to cash flow to meet operating expenses, our liquidity requirements relate primarily to the payment of gross reinsurance allowances, investment purchases, debt service and reinsurance claims.

We generally receive premiums in advance of our making related benefits and claims payments. Under the renewable term reinsurance agreements, premiums typically vary in proportion to the expected mortality claims reinsured. Our cash inflows under the renewable term agreements are premiums for the mortality risk reinsured. Our cash outflows are reinsurance expense allowances, policy benefits and death benefit claims. The reinsurance expense allowances represent our share of acquisition and maintenance expenses incurred by the ceding life company that are attributable to the risks reinsured by us.

Under the coinsurance and modified coinsurance agreements, since we are reinsuring risks on essentially the same basis as that of the original policy, reinsurance premiums are materially greater than premiums received on the renewable term reinsurance. During the first year in which a policy is reinsured on a coinsurance basis, we are required to reimburse the ceding life company for our share of acquisition costs, including first year commissions and issuance expenses. Thereafter, we reimburse the ceding life company for our share of renewal commissions and maintenance expenses. Further, under modified coinsurance, we allow the ceding life company to retain assets related to reserves in support of reinsured policy benefits (e.g., cash values). Accordingly, because of the type of reinsurance and the basis reinsured, the net first year cash outlays could be as much as, or more than, that year's premiums paid for variable universal life insurance, and as much as 10% of variable annuity premiums. In year two and beyond, however, our cash outlays for reinsurance allowances are significantly lower than in the first year of a policy.

In the first quarter of 1999, we negotiated amendments to our coinsurance and modified coinsurance agreements with Western Reserve in contemplation of completing a private offering of our stock begun in 1998. The amendments provided that: (1) we could defer payment to Western Reserve of reinsurance expense allowances on new policies reinsured in 1999, until the earlier of the completion of our offering, or December 31, 1999; (2) a reinsurance fee at an effective rate of 9% per year accrued on the deferred payments; and (3) Western Reserve could recapture the reinsurance on the policies issued during 1999 if the expense allowances were not paid by December 31, 1999. As contemplated by the new amendments, payment by us to Western Reserve of a portion of the reinsurance expense allowances on policies issued in 1999 was deferred pending the completion of our capital raising efforts in 1999. When the funding had not been completed by September 30, 1999, the reinsurance of all variable universal life policies and riders and 75% of the variable annuity policies issued from January 1, 1999 through September 30, 1999 that had been entered into on a coinsurance and modified coinsurance basis was recaptured. These recapture rights exercised by Western Reserve in 1999 were created specifically to address the possibility that we would not complete our contemplated capital raising in 1999. Concurrent with the recapture, we began reinsuring, on a monthly renewable term basis, 20% of certain variable universal life policies and riders issued by Western Reserve on or after January 1, 1999. Additionally, we further amended our reinsurance agreements to reduce our quota share percentage on the reinsurance of the Western Reserve variable annuity business for 1999 and thereafter. However, we retained the right to convert our monthly renewable term reinsurance of the variable universal life business to a coinsurance and modified coinsurance basis for all policies issued from January 1999 through March 2003 and the right to increase our quota share percentage of the reinsurance of Western Reserve variable annuity business.

The general terms of our reinsurance agreements, including our agreements with Western Reserve, include only limited rights to recapture such as: after the passage of stated periods (ten years or more) from the policy issue date, upon determination, relative to some products, that the total volume of policies reinsured for the product is below a minimum threshold, upon default by Global Preferred and upon the insolvency of Global Preferred. Oftentimes, if a reinsurance agreement provides for early recapture based on criteria such as low product sales volume, then there may be a recapture allowance paid to the reinsurer to compensate for lost future revenues and profits associated with the recaptured policies. Receipt of the recapture allowance would result in an increase in revenues for the period. Similarly, any associated unamortized deferred acquisition cost would be written off in the same reporting period. The net effect of these amounts would then result in either a gain or a loss associated with the recaptured policies.

Our cash requirements for operating and investment expenses consist of: salaries and benefits; management service fees; investment management and custodial fees; accounting and consulting services fees; expenses related to regulatory issues and compliance with corporate and tax matters; and other incidental administrative expenses. We incurred no capital expenditures during 2001.

Net cash flows provided by (used in) operating activities were $(10.7) million, $6.6 million and $10.4 million for the years ended December 31, 1999, 2000 and 2001, respectively. Changes in cash provided by operating activities primarily relate to: amounts of reinsurance premiums and policy revenues received; claims, reinsurance expense allowances and operating expenses paid; and changes in working capital. The amount of cash provided by operations increased in 2000 and 2001 because we utilized less cash to acquire new reinsurance business in those years and due to the increasing age of the policies reinsured. In addition, cash paid for acquisition costs decreased in 2000 and 2001 because the amount of policies reinsured on a coinsurance and modified coinsurance basis decreased. The $10.7 million used in operations in 1999 was to reimburse Western Reserve for the first year reinsurance expense allowances on policies issued and reinsured during 1998 on a coinsurance and modified coinsurance basis. Regarding acquisition costs, substantially more cash was used in 1999 than in 2000 because more policies were reinsured during 1999 and 1998.

On July 30, 1999, we issued a $5 million, five-year convertible term note to Money Services, Inc. due on July 29, 2004. Money Services is a subsidiary of AEGON USA, Inc. Proceeds of this note were used to reduce a portion of the outstanding principal balance on a line of credit with Money Services from $10 million to $5 million. Interest is payable on the note at 7.5% per annum (except in the event of redemption), on the 29th of each succeeding January and July through and including July 29, 2004. Money Services has the right to convert the outstanding principal balance of this note into common stock at any time. Upon conversion, Money Services will receive 6.25 shares of common stock for each $100 of the outstanding principal amount of the note, which reflects our three-for-two stock split in 2001. We have the option to redeem the note before maturity, in whole or in part, between July 29, 2002 and July 29, 2004. To redeem the note, we must pay all principal, plus interest accrued from the date of the note through the redemption date at a higher effective interest rate of 9% per annum. As of December 31, 2001, we had an outstanding principal balance on the term note of $5 million and accrued interest of $158,000.

In addition, we had a $5 million line of credit with Money Services that we paid in full, together with the related accrued interest, on February 15, 2001. Principal payments totaled $277,285 during 2001.

Our primary source of liquidity was $8.1 million in cash and cash equivalents at December 31, 2001. The effective duration of our fixed maturity portfolio is 2.7 years with 100% of the fixed maturity securities having an effective maturity of less than 10 years. Our fixed maturity portfolio represents all of our total invested assets, and has an average Moody's quality rating of Aa2.

Net cash flows provided by (used in) investing activities were $7.3 million, $(3.7) million and $(6.1) million for the years ended December 31, 1999, 2000 and 2001, respectively. Changes in cash used in investing activities are generally a result of our investment of excess capital generated by operating activities to purchase fixed maturity securities. The $7.3 million cash provided by investing activities in 1999 primarily relates to the sale of our fixed maturity securities to reimburse Western Reserve and American Skandia for allowances associated with our reinsurance agreements.

Net cash flows provided by (used in) financing activities were $304,000, $(2.1) million and $(557,000) for the years ended December 31, 1999, 2000 and 2001, respectively. Changes in cash used in financing activities primarily related to the principal payments on the Money Services line of credit and the dividends paid on our preferred stock, offset by the issuance of 266,047 shares of preferred stock to accredited investors, during 2000, which resulted in net proceeds of approximately $3.1 million. The $304,000 source of cash in 1999 was due to the issuance of a $5 million term note, the proceeds of which were applied to reduce the then outstanding principal balance of our short-term debt.

We are a holding company with no direct operations, and our principal assets are the capital stock of Global Preferred Re and $3.7 million of cash and invested assets, as of December 31, 2001. We rely primarily on funds retained at the holding company level, debt service on amounts loaned to Global Preferred Re and potential dividends from Global Preferred Re to meet ongoing cash requirements. The ability of Global Preferred Re to pay us dividends is subject to, among other things, regulatory restrictions under the insurance laws of Bermuda. During the year ended December 31, 2001, Global Preferred Re paid us no dividends.

Under our reinsurance agreements, we are required to provide security through a letter of credit for the benefit of the ceding life companies. We have three letters of credit issued by Comerica Bank, our custodian, for the benefit of Western Reserve, Pacific Life and Zurich Kemper, in the amounts of $8.5 million, $50,000 and $300,000, respectively. We assess our letter of credit needs in support of each new reinsurance agreement. If determined to be necessary, we will undertake to develop facilities for future letters of credit and trust arrangements in support of additional reinsurance agreements.

On February 22, 2002, Global Preferred filed a registration statement with the Securities and Exchange Commission for an initial public offering of common stock at a proposed maximum aggregate offering price of $120,750,000.

Currency

At December 31, 2001, we had written all of our reinsurance business in U.S. dollars. If, in the future, we write business in currencies other than the U.S. dollar, we intend to invest a portion of the premiums collected on the reinsurance contract in securities denominated in the same foreign currency as the premium received. We also intend to consider and evaluate our foreign currency exchange risk and hedge our exposure.


Baa2
1%
Aa2
17%
Aaa
43%
A2
39%

Quality of Fixed Maturity Securities (Moody's Rating)


U.S. Government Agency Bonds
1%
Asset Backed Securities
8%
Mortgage Backed Securities
14%
Cash/Other
40%
Corporate Bonds
37%

Distribution of Invested Assets (Market Value)

Inflation

The effects of inflation have not had a material impact on our operations or the conduct of our business. Inflationary trends are typically countered by a tightening monetary policy by the U.S. Federal Reserve, resulting in increases in interest rates. Rapid and severe interest rate increases could have a significant and negative impact on the value of our fixed income portfolio.

Off Balance Sheet Arrangements

We have no obligations, assets or liabilities other than those disclosed in our financial statements, no trading activities involving non-exchange traded contracts accounted for at fair value, and no relationships and transactions with persons or entities that derive benefits from their non-independent relationship with us or our related parties.

Recent Accounting Pronouncements

SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities, as amended and interpreted* establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities on the balance sheet and measure those instruments at fair value. The accounting for changes in the fair value of a derivative will be included in either earnings or other comprehensive income depending on the intended use of the derivative instrument. The provisions of SFAS No. 133 did not have an impact on Global Preferred's financial statements.

In September 2000, the Financial Accounting Standards Board ("FASB") issued SFAS No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities - a replacement of FASB Statement No. 125*. This statement revises the standards for accounting for securitizations and other transfers of financial assets and collateral and requires certain disclosures, not previously required under SFAS No. 125. The provisions of SFAS No. 140 did not have a significant impact on Global Preferred's financial statements.

FASB issued four new accounting standards in 2001. SFAS No. 141, SFAS No. 142, SFAS No. 143 and SFAS No. 144 primarily address the accounting for goodwill, business combinations, and the impairment and disposition of long-lived assets. The adoption of these standards in 2002 is not expected to have a material impact on the Company's financial statements.

Quantitative and Qualitative Disclosures About Market Risk

We seek to earn a favorable risk-adjusted total return on our assets by engaging in an investment strategy that employs strategies to manage investment risk. We attempt to maintain adequate liquidity in our fixed income portfolio to fund operations and protect against unexpected events. We have diversified our portfolio to reduce volatility. We seek to manage our credit risk through industry and issuer diversification, and interest rate risk by monitoring the duration and structure of our investment portfolio relative to the duration and structure of our liability portfolio. We are exposed to potential loss from various market risks, primarily changes in interest rates and equity prices. Accordingly, earnings would be affected by these changes. We manage our market risk based on investment policies approved by our board of directors.

We do not directly control the allocation of our assets to strategies or underlying funds, nor do we control the manner in which they are invested by underlying fund managers. We utilize an independent investment manager to invest our assets in accordance with our investment guidelines. Conning Asset Management Inc., a subsidiary of Swiss Reinsurance Company, has been our investment manager since June 1998. Conning has discretionary authority to manage our non-cash investment portfolio. As a result, the performance of our aggregate investment portfolio depends largely on the ability of Conning to select and manage appropriate investments. However, we consistently and systematically monitor the strategies and funds in which we are invested, and we believe our overall risk is limited as a result of our selected strategy. We do not have, nor have we ever had, an affiliation with Conning, nor has Conning disclosed any affiliation with the ceding life companies.

At December 31, 2001, the impact on our investment portfolio from an immediate 100 basis point increase in market interest rates would have resulted in an estimated decrease in fair value of 1.8%, or approximately $357,000, and the impact on our investment portfolio from an immediate 100 basis point decrease in market interest rates would have resulted in an estimated increase in fair value of 1.6%, or approximately $332,000.

INDEPENDENT AUDITOR'S REPORT

The Board of Directors
Global Preferred Holdings, Inc.:

We have audited the accompanying consolidated balance sheets of Global Preferred Holdings, Inc. and subsidiaries (formerly known as The WMA Corporation) as of December 31, 2000 and 2001, and the related consolidated statements of income, stockholders' equity and comprehensive income and cash flows for each of the years in the three-year period ended December 31, 2001. These consolidated financial statements are the responsibility of Global Preferred's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Global Preferred Holdings, Inc. and subsidiaries as of December 31, 2000 and 2001, and the results of their operations and their cash flows, for each of the years in the three-year period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

Atlanta, Georgia
March 8, 2002

Consolidated Balance Sheets
Years ended December 31, 2000 and 2001

Assets	2000	2001
Fixed maturity securities – available for sale (amortized cost of $5,817,900 and $11,480,749 for 2000 and 2001, respectively)	$ 5,912,379	$ 12,214,279
Cash and cash equivalents	4,259,153	8,062,110
Investment income due and accrued	113,558	172,055
Reinsurance balances receivable	2,632,949	2,842,908
Reinsured policy loans	867,023	1,013 ,629
Deferred acquisition costs	42,752,339	42,800,269
Prepaid expenses	31,210	659,538
Fixed assets (net of accumulated depreciation of $102,992 and $147,750 for 2000 and 2001, respectively)	48,806	88,114
Total assets	**$ 56,617,417**	**$ 67,852,902**
Liabilities and Stockholders' Equity		
Liabilities:		
Future policy benefits	$ 8,025,748	$ 11,911,532
Reinsurance balances payable	388,016	188,818
Accrued expenses and accounts payable	140,118	544,683
Accrued interest payable	161,356	158,219
Dividend payable	12,245	–
Current income tax payable	405,431	413,299
Short-term debt	277,285	–
Long-term debt	5,000,000	5,000,000
Deferred tax liability	5,618,285	7,667,767
Total liabilities	**20,028,484**	**25,884,318**
Stockholders' equity:		
Preferred stock, par value $2.00, 10,000,000 shares authorized; Series A		
Preferred Stock, 1,000,000 shares authorized; 266,047 shares issued for 2000 and 2001	532,094	532,094
Common stock, par value $.001, 50,000,000 shares authorized; 2,500,000 shares and 3,750,000 shares issued for 2000 and 2001, respectively	2,500	3,750
Additional paid-in capital	22,795,581	22,794,331
Accumulated other comprehensive income	62,357	246,531
Retained earnings	13,246,301	18,441,145
Treasury stock, at cost (7,485 shares and 7,390 shares for 2000 and 2001, respectively)	(49,900)	(49,267)
Total stockholders' equity	**36,588,933**	**41,968,584**
Total liabilities and stockholders' equity	**$ 56,617,417**	**$ 67,852,902**

See accompanying notes to consolidated financial statements.

	1999	2000	2001
Revenues:			
Premiums	$ 9,692,649	$16,618,927	$19,240,551
Reinsured policy revenues	13,505,823	12,893,664	11,237,610
Net investment income	349,683	527,613	810,544
Net realized gain (loss) on investments	(66,000)	2,606	44,807
Loss on recapture of business	(822,814)	–	–
Total revenue	**22,659,341**	**30,042,810**	**31,333,512**
Benefits and expenses:			
Benefits, claims and settlement expenses	4,511,469	7,559,164	6,292,392
Change in future policy benefits	313,679	2,052,733	2,411,335
Reinsurance expense allowances, net	5,362,263	7,539,492	8,501,197
Amortization of deferred acquisition costs	3,789,318	4,016,629	3,944,660
Operating expenses	983,148	1,256,080	1,951,634
Interest expense	1,153,958	665,119	378,145
Total benefits and expenses	**16,113,835**	**23,089,217**	**23,479,363**
Income before income tax	6,545,506	6,953,593	7,854,149
Income tax expense	(2,225,472)	(1,820,717)	(2,391,568)
Net income	**$ 4,320,034**	**$ 5,132,876**	**$ 5,462,581**
Preferred dividends	–	155,198	267,104
Net income available to common stockholders	**$ 4,320,034**	**$ 4,977,678**	**$ 5,195,477**
Basic earnings per share	$ 1.15	$ 1.33	$ 1.39
Diluted earnings per share	$ 1.15	$ 1.30	$ 1.32
Weighted average common shares outstanding	3,742,610	3,742,610	3,742,610
Total weighted average common and common equivalent shares outstanding	3,742,610	3,943,897	4,141,684

See accompanying notes to consolidated financial statements.

Consolidated Statements of Stockholders' Equity and Comprehensive Income

Years ended December 31, 1999, 2000 and 2001

	Number of preferred shares	Preferred stock	Number of common shares	Common stock	Additional paid-in capital	Accumulated other comprehensive income (loss)	Retained earnings	Treasury stock	Total stockholders' equity	Comprehensive income
Balance, January 1, 1999	**–**	**$ –**	**2,500,000**	**$2,500**	**$20,228,973**	**$ 242,977**	**$ 3,948,589**	**$(49,900)**	**$24,373,139**	
Comprehensive income										
Net income							4,320,034		4,320,034	$4,320,034
Other comprehensive loss, net of tax	–	–	–	–	–	(285,529)	–	–	(285,529)	(285,529)
Total comprehensive income										**$4,034,505**
Balance, December 31, 1999	**–**	**–**	**2,500,000**	**2,500**	**20,228,973**	**(42,552)**	**8,268,623**	**(49,900)**	**28,407,644**	
Comprehensive income										
Net income							5,132,876		5,132,876	$5,132,876
Other comprehensive income, net of tax						104,909			104,909	104,909
Total comprehensive income										**$5,237,785**
Preferred stock issued	266,047	532,094			2,566,608				3,098,702	
Preferred dividends	–	–	–	–	–	–	(155,198)	–	(155,198)	
Balance, December 31, 2000	**266,047**	**532,094**	**2,500,000**	**2,500**	**22,795,581**	**62,357**	**$13,246,301**	**(49,900)**	**$36,588,933**	
Comprehensive income										
Net income							5,462,581		5,462,581	$5,462,581
Other comprehensive income, net of tax						184,174			184,174	184,174
Total comprehensive income										**$5,646,755**
Three-for-two stock split			1,250,000	1,250	(1,250)					
Preferred dividends							(267,104)		(267,104)	
Treasury stock reissued (95 shares)	–	–	–	–	–	–	(633)	633	–	
Balance, December 31, 2001	**266,047**	**$532,094**	**3,750,000**	**$3,750**	**$22,794,331**	**$ 246,531**	**$18,441,145**	**$(49,267)**	**$41,968,584**	

See accompanying notes to consolidated financial statements.

Cash flows from operating activities:	1999	2000	2001
Net income	$ 4,320,034	$ 5,132,876	$ 5,462,581
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Amortization and depreciation	3,924,990	4,064,604	3,989,418
Deferred tax expense	2,225,472	1,304,642	.1,954,605
Net realized (gain) loss on investments	66,000	(2,606)	(44,807)
Loss on recapture of business	822,814	–	–
Change in:			
Investment income due and accrued	116,753	(94,115)	(58,497)
Reinsurance balances receivable	(1,944,005)	352,989	(209,959)
Reinsured policy loans	(283,265)	(580,060)	(146,606)
Deferred acquisition costs	(36,612,052)	(7,018,868)	(3,992,590)
Prepaid expenses	(130,148)	315,684	(628,328)
Other assets	183,317	–	–
Future policy benefits	2,651,956	3,530,962	3,885,784
Reinsurance balances payable	13,398,265	(328,314)	(199,198)
Accrued expenses and accounts payable	(16,090)	(20,022)	404,565
Accrued interest payable	564,690	(504,433)	(3,137)
Current income tax payable	–	405,431	7,868
Net cash provided by (used in) operating activities	**(10,711,269)**	**6,558,770**	**10,421,699**
Cash flows from investing activities:			
Proceeds from sale of available for sale securities	6,924,903	194,856	1,674,272
Proceeds from maturities and principal payments on mortgage-backed securities of available for sale securities	391,924	127,730	474,925
Purchase of available-for-sale securities	–	(4,019,176)	(8,127,239)
Purchase of fixed assets	(50,880)	(8,449)	(84,066)
Net cash provided by (used in) investing activities	**7,265,947**	**(3,705,039)**	**(6,062,108)**
Cash flows from financing activities:			
Issuance of preferred stock	–	3,098,702	–
Preferred dividends	–	(142,953)	(279,349)
Purchase of treasury stock and warrants	–	–	–
Proceeds from short-term debt	–	–	(277,285)
Proceeds from (repayment of) long-term debt	5,000,000	(5,026,277)	–
Decrease in principal due on short-term debt	(4,696,438)	–	–
Net cash provided by (used in) financing activities	**303,562**	**(2,070,528)**	**(556,634)**
Net increase (decrease) in cash and cash equivalents	**(3,141,760)**	**783,203**	**3,802,957**
Cash and cash equivalents at beginning of period	**6,617,710**	**3,475,950**	**4,259,153**
Cash and cash equivalents at end of period	**$ 3,475,950**	**$ 4,259,153**	**$ 8,062,110**
Supplemental disclosure of cash flow information:			
Interest paid	$ –	$ 1,169,552	$ 381,282
Income taxes paid	$ –	$ 110,644	$ 429,095
Change in preferred dividend accrual	$ –	$ 12,245	$ (12,245)
Recapture of reinsurance business:			
Reduction of deferred acquisition costs	$ 20,610,500	–	–
Reduction of reinsured policy loans	41,804	–	–
Increase in reinsurance balances receivable	(940,898)	–	–
Reduction of future policy benefits	(781,190)	–	–
Reduction of reinsurance balances payable	(18,107,402)	–	–
Loss on recapture of business	$ 822,814	–	–
Non-cash financing activities:			
Treasury shares issued for stock split fractional shares	–	–	95

See accompanying notes to consolidated financial statements.

1. Organization

Global Preferred Holdings, Inc. (formerly known as The WMA Corporation) was formed March 9, 1995 as an insurance holding company.

The consolidated financial statements include the assets, liabilities, and results of operations of Global Preferred Holdings, Inc. ("Global Preferred") and its wholly owned subsidiary, Global Preferred Re Limited (formerly known as WMA Life Insurance Company Limited), a Bermuda company registered as a long-term insurer under the Bermuda Insurance Act 1978 ("Global Preferred Re" together with Global Preferred shall be referred to collectively as "Global Preferred" unless the context otherwise requires or otherwise as expressly stated).

Global Preferred, through its subsidiary, Global Preferred Re, provides reinsurance for variable universal life insurance and variable annuity products. Historically, Global Preferred's reinsurance business has been based on its relationship with the independent agents of World Financial Group, Inc., which is an independent marketing organization ("IMO") that markets the products Global Preferred Re currently reinsures. World Financial Group is an indirect subsidiary of AEGON USA, Inc. An independent marketing organization is an organization of independent agents that contracts with one or more insurance companies to distribute and market securities and insurance products. The foundation for Global Preferred's relationship with the agents associated with World Financial Group is the equity participation that many of them have in Global Preferred.

Reinsurance is an arrangement under which an insurance company (the "reinsurer") agrees to indemnify another insurance company (the "ceding life company") for all or a portion of the insurance risks underwritten by the ceding life company. The reinsurer, in turn, assumes a portion of the underwritten risk in exchange for a portion of the premium collected. Global Preferred currently assumes portions of mortality and other risks relating to variable universal life insurance and variable annuity policies in order to share in the net profits generated through the sale of such policies by the independent registered agents associated with World Financial Group.

To date, all life insurance and annuity policies reinsured by Global Preferred have been sold by the agents associated with World Financial Group who, until June 2001, were associated with World Marketing Alliance, Inc. ("WMA Agency"). In June 2001, World Financial Group acquired certain assets of WMA Agency. As a result of the acquisition, substantially all of the agents became associated with World Financial Group. Global Preferred has been informed that World Group Securities, Inc., the broker-dealer affiliated with World Financial Group, is in the process of obtaining approval for the transfer of the securities licenses of agents from WMA Securities, Inc., the broker-dealer affiliated with WMA Agency. Global Preferred understands that the formation of World Group Securities and its business plan have been approved by the National Association of Securities Dealers and World Group Securities is awaiting state regulatory approvals.

2. Summary of Significant Accounting Policies

Consolidation and Basis of Presentation. The consolidated financial statements of Global Preferred have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses during the reporting period. Accounts that Global Preferred deems to be sensitive to changes in estimates include deferred acquisition costs and future policy benefits. In all instances, actual results could differ from estimates.

The accompanying financial statements consolidate the accounts of Global Preferred and its subsidiary. All significant inter-company balances and transactions have been eliminated.

Investments. Global Preferred classifies all fixed maturity securities and equity securities as "available for sale" and accordingly, such securities are reported at fair value. Fixed maturity securities available for sale are so classified based upon the possibility that such securities could be sold prior to maturity if that action enables Global Preferred to execute its investment philosophy and appropriately match investment results to operating and liquidity needs. Unrealized gains and losses on marketable equity securities and fixed maturity securities available for sale, less applicable deferred income taxes, are reported as a separate component of accumulated other comprehensive income within stockholders' equity.

Global Preferred's policy is to reflect an other-than-temporary impairment in securities when the fair value of these securities is lower than the cost basis for an extended period of time. Any such impairment identified would result in a write-down of the cost basis of the individual security to its fair value to establish a new cost basis and to reflect a realized capital loss in the consolidated statements of income. No impairments in value have occurred which would require Global Preferred to make such an adjustment.

Investment income is recognized as it accrues or is legally due. Income on mortgage-backed securities includes amortization and accretion of purchase premiums and discounts using a method that approximates a level yield, taking into consideration assumed prepayment patterns. The retrospective adjustment method is used to adjust for prepayment activity. Realized gains and losses on investments using the specific identification method are included in income.

Fair Value Disclosure. The carrying values of cash and cash equivalents, reinsurance receivables and payables, short-term debt, accrued expenses and accounts payable approximate their fair values due to the short-term nature of these accounts. Taking into consideration the basis of reinsurance under the reinsurance agreements, the carrying value of future policy benefits approximates its fair value. See Note 3 for fair value information covering Global Preferred's investment portfolio.

Cash and Cash Equivalents. Cash and cash equivalents include cash on hand and on deposit purchased with an original maturity of three months or less.

Deferred Acquisition Costs. Costs of acquiring new business, which vary with and are primarily related to the production of new business, have been deferred to the extent that such costs are deemed recoverable from future revenues. Such costs include reinsurance commission and expense allowances paid to ceding life companies, and certain other underwriting costs, including actuarial, legal and accounting fees. Deferred acquisition costs are amortized over the lives of the underlying policies with regard to the terms of the reinsurance agreement.

On those policies reinsured under a monthly renewable term agreement, deferred acquisition costs are amortized in proportion to the premium revenue related to the mortality risk reinsured. Such premium revenue is estimated using the same assumptions used for computing liabilities for future policy benefits. Such assumptions include estimates of expected investment yields, mortality, persistency and expenses applicable at the time the policies are reinsured. Original assumptions on monthly renewable term business continue to be used in subsequent accounting periods to determine changes in the deferred acquisition costs unless a premium deficiency exists. Under the renewable term agreements, the rate of amortization depends on the approach utilized, static or dynamic. Under the static approach, the amortization is in proportion to the ratio of premiums collected during the then current period to total anticipated premiums. Often the static approach is used in the first policy year or until the business is sufficiently large to warrant the complexity of the dynamic approach. Under the dynamic approach, the amortization under the static approach is adjusted to reflect actual persistency of the insurance in effect. Currently, Global Preferred uses the dynamic amortization approach for all our policies reinsured under our renewable term agreements.

For policies reinsured under a coinsurance or modified coinsurance agreement, deferred acquisition costs are amortized in proportion to the expected gross profits associated with mortality charges, investment margins, surrender charges and expense loads reinsured. Management periodically reviews Global Preferred's assumptions concerning future experience with regard to mortality, persistency, investment yields and expenses in determining its estimates of future gross profits. Upon adoption of any change in assumptions used with regard to future experience, the amortization of Global Preferred's deferred acquisition costs will be recalculated and will be reflected during the then current accounting period.

Reinsurance Expense Allowances. Allowances generally represent a percentage of each reinsurance premium that is paid or allowed by Global Preferred to the ceding life company for each policy reinsured in recognition of commissions and other expenses associated with the reinsured policies. These other expenses relate to costs associated with underwriting, marketing, policy issue and maintenance. The reinsurance expense allowances represent Global Preferred's share of acquisition and maintenance expenses incurred by the ceding life company that are attributable to the risks reinsured. Allowances are shown net of amounts deferred as policy acquisition costs.

Fixed Assets. Fixed assets are stated at cost less accumulated depreciation. Depreciation is calculated on the straight-line basis over the estimated useful lives of the related assets, which range from three to seven years.

Future Policy Benefits. Liabilities for future benefits on life policies are established in an amount believed to be adequate to meet the estimated future obligations on policies in force. Liabilities for future policy benefits under long-term life insurance policies have been computed based on estimates of investment yields, mortality and withdrawal rates expected at the time the policies are reinsured, and other assumptions including estimates for incurred but not reported claims. These assumptions include a margin for adverse deviation and vary with the characteristics of the plan of insurance, year of issue, age of insured and other appropriate factors. The assumptions for estimated investment yields are based upon various factors including then current yields on Global Preferred's investment portfolio and market rates for new investments. Interest rates used in estimating future policy benefits range from 5.5% to 7.0%. The mortality and withdrawal assumptions are based on Global Preferred's experience, industry experience and industry standards. Policy and contract reserves are included in future policy benefits on the consolidated balance sheets.

Liabilities for future policy benefits under the coinsurance and modified coinsurance agreements equal reinsured policy account balances on the underlying variable universal life policies and variable annuity contracts. With regard to the separate account benefits reinsured on a modified coinsurance basis, Global Preferred records such liabilities as an offset to related assets as its intentions and rights under the agreements with the ceding life companies meet the appropriate conditions governing rights of setoff. The nature of separate account benefits do not permit Global Preferred to reinsure those benefits on a coinsurance basis. Global Preferred currently reinsures the fixed account portion of variable annuity contracts and variable universal life policies only on a coinsurance basis and, accordingly, the liabilities for that portion of the reinsurance are recorded as future policy benefits.

Income Taxes. Global Preferred uses the asset and liability method to record deferred income taxes. Accordingly, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, using an effective federal tax rate of 34%. Statement of Financial Accounting Standards (SFAS) No. 109, *Accounting for Income Taxes* specifically excludes recognition of the "small life insurance company deduction" available under Section 806 of the Internal Revenue Code for qualifying life insurance companies. This special deduction can reduce the effective federal income tax rate from 34% to less than 20% depending upon the amount of taxable income. Consequently, the effective tax rate on Global Preferred's earnings may ultimately prove to be less than the deferred income tax liabilities and related expenses determined under SFAS No. 109, at December 31, 2001.

Recognition of Revenues and Related Expenses. Reinsurance premiums received under the monthly renewable term agreements are recognized as revenue over the premium paying periods of the reinsured policies. Benefits and expenses are associated with earned premiums so that profits are recognized over the life of the related contract. This association is accomplished through the provision for future policy benefits and the amortization of deferred acquisition costs. Other revenue consists of non-recurring items other than reinsurance premiums or investment earnings and is recognized upon completion of the related earnings process.

Reinsured Policy Revenues. Reinsured policy revenues are recognized as earned and represent the policy mortality and expense charges, cost of insurance charges net of retrocession reinsurance premiums, policy administration charges, asset-based allowances and deferred sales charges that have been assessed against the reinsured policy account balances under the coinsurance and modified coinsurance agreements, as they relate to variable universal life and variable annuity contracts.

Earnings Per Share. Basic earnings per share is computed based on the weighted-average number of common shares outstanding during the period, in accordance with SFAS No. 128, *Earnings Per Share*. Shares of convertible preferred stock issued in June and July 2000 are included in the calculations of total weighted-average common and common equivalent shares outstanding. The dilution effect on earnings per share from the issuance of convertible preferred stock is shown on the consolidated statements of income.

Common Stock. On July 12, 2001, the board of directors declared a three-for-two stock split in the form of a stock dividend, consisting of 1.25 million shares, payable to stockholders of record at the close of business on August 24, 2001. The stock split was distributed on September 7, 2001. Fractional shares were adjusted up to the next share using shares of treasury stock. 95 treasury shares were issued for the fractional shares. Share and per-share amounts have been retroactively adjusted to reflect the stock split on the consolidated statements of income.

Stock Compensation Plans. Global Preferred applies Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees*, and related interpretations, in accounting for stock-based compensation plans. Global Preferred has adopted the disclosure-only provisions of SFAS No. 123, *Accounting for Stock-Based Compensation*.

Recent Accounting Pronouncements. SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities, as amended and interpreted* establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities on the balance sheet and measure those instruments at fair value. The accounting for changes in the fair value of a derivative will be included in either earnings or other comprehensive income depending on the intended use of the derivative instrument. The provisions of SFAS No. 133 did not have any impact on Global Preferred's financial statements.

In September 2000, the Financial Accounting Standards Board ("FASB") issued SFAS No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities - a replacement of FASB Statement No. 125*. This statement revises the standards for accounting for securitizations and other transfers of financial assets and collateral and requires certain disclosures, not previously required under SFAS No. 125. The provisions of SFAS No. 140 did not have any impact on Global Preferred's financial statements.

FASB issued four new accounting standards in 2001. SFAS No. 141, SFAS No. 142, SFAS No. 143 and SFAS No. 144 primarily address the accounting for goodwill, business combinations, and the impairment and disposition of long-lived assets. The adoption of these standards in 2002 is not expected to have a material impact on Global Preferred's financial statements.

Reclassification. Global Preferred has reclassified the presentation of certain 1999 and 2000 information to conform to the 2001 presentation.

3. Investments

Major categories of net investment income consist of the following:

	Years ended December 31, 1999	2000	2001
Fixed maturity securities	$ 361,830	$ 365,536	$ 718,583
Cash and cash equivalents	59,431	230,200	147,447
	421,261	595,736	866,030
Investment expenses	(71,578)	(68,123)	(55,486)
Net investment income	**$ 349,683**	**$ 527,613**	**$ 810,544**

The amortized cost, unrealized gains and losses, and estimated fair values of fixed maturity securities at December 31, 2000 and 2001 are as follows:

	Amortized cost	*Unrealized gains*	*Unrealized losses*	*Fair value*
2000				
Fixed maturity securities, available for sale:				
U.S. Government and government agencies	$ –	$ –	$ –	$ –
Corporate	3,929,520	83,240	8,060	4,004,700
Asset-backed securities	874,058	7,799	1,400	880,457
Mortgage-backed securities	1,014,322	17,284	4,384	1,027,222
Total	**$ 5,817,900**	**$ 108,323**	**$ 13,844**	**$ 5,912,379**
2001				
Fixed maturity securities, available for sale:				
U.S. Government and government agencies	$ 209,704	$ 6,604	$ –	$ 216,308
Corporate	7,158,877	279,551	3,930	7,434,498
Asset-backed securities	1,611,012	50,444	–	1,661,456
Mortgage-backed securities	2,861,156	41,194	333	2,902,017
Total	**$ 11,840,749**	**$ 377,793**	**$ 4,263**	**$ 12,214,279**

There were no investments in any entity in excess of 10% of stockholders' equity at December 31, 2001. Fixed maturity securities are valued based upon quoted market prices.

At December 31, 2001, the contractual maturities of investments in fixed maturity securities were as follows:

	Amortized cost	*Fair value*
Available for sale:		
Due in one year or less	$ 598,405	$ 615,406
Due after one year through five years	6,570,310	6,825,383
Due after five years through ten years	199,866	210,017
Asset-backed securities	1,611,012	1,661,456
Mortgage-backed securities	2,861,156	2,902,017
Total	**$ 11,840,749**	**$ 12,214,279**

Expected maturities will differ from contractual maturities because some issuers have the right to call or prepay obligations with or without call or prepayment penalties.

Proceeds from sales of fixed maturity securities for the years ended December 31, 1999, 2000 and 2001, were $6,924,903, $194,856 and $1,674,272, respectively. Components of realized gains and losses are summarized in the following table:

	1999	2000	2001
Fixed maturity securities:			
Gross realized gains	$ 27,267	$ 2,606	$ 47,180
Gross realized losses	(93,267)	–	(2,373)
Net realized gain (loss) on investments	**$ (66,000)**	**$ 2,606**	**$ 44,807**

Changes in net unrealized gains (losses) were $(432,622), $158,953 and $279,051 for the years ended December 31, 1999, 2000 and 2001, respectively.

4. Recapture of Business

In the first quarter of 1999, Global Preferred negotiated amendments to its coinsurance and modified coinsurance agreements with Western Reserve Assurance Co. of Ohio ("Western Reserve") in contemplation of completing a private offering of Global Preferred's stock begun in 1998. The amendments provided that: (1) Global Preferred could defer payment to Western Reserve of reinsurance expense allowances on new policies reinsured in 1999, until the earlier of the completion of its stock offering, or December 31, 1999; (2) a reinsurance fee at an effective rate of 9% per year accrued on the deferred payments; and (3) Western Reserve could recapture the reinsurance on the policies issued during 1999 if the expense allowances were not paid by December 31, 1999. As contemplated by the new amendments, payment by Global Preferred to Western Reserve of a portion of the reinsurance expense allowances on policies issued in 1999 was deferred pending the completion of Global Preferred's capital raising efforts in 1999. When the funding had not been completed by September 30, 1999, the reinsurance of all Financial Freedom Builder variable universal life policies and riders and 75% of the Freedom Wealth Creator variable annuity policies issued from January 1, 1999 through September 30, 1999 that had been entered into on a coinsurance and modified coinsurance basis was recaptured. These recapture rights exercised by Western Reserve in 1999 were created specifically to address the possibility that Global Preferred would not complete its contemplated capital raising in 1999. Concurrent with the recapture, Global Preferred began reinsuring, on a monthly renewable term basis, 20% of the Financial Freedom Builder variable universal life policies and riders issued by Western Reserve on or after January 1, 1999. Additionally, Global Preferred further amended its reinsurance agreements to reduce its quota share percentage on the reinsurance of the Western Reserve variable annuity business for 1999 and thereafter. However, Global Preferred retained the right to convert its monthly renewable term reinsurance of the variable universal life business to a coinsurance and modified coinsurance basis for all policies issued from January 1999 through March 2003 and the right to increase its quota share percentage of the reinsurance of Western Reserve variable annuity business.

The general terms of Global Preferred's reinsurance agreements, including its agreements with Western Reserve, include only limited rights to recapture such as: after the passage of stated periods (ten years or more) from the policy issue date, upon determination, relative to some products, that the total volume of policies reinsured for the product is below a minimum threshold, upon default by Global Preferred and upon the insolvency of Global Preferred. Oftentimes, if a reinsurance agreement provides for early recapture based on criteria such as low product sales volume, then there may be a recapture allowance paid to the reinsurer to compensate for lost future revenues and profits associated with the recaptured policies. Receipt of the recapture allowance would result in an increase in revenues for the period. Similarly, any associated unamortized deferred acquisition cost would be written off in the same reporting period. The net effect of these amounts would then result in either a gain or a loss associated with the recaptured policies.

The recapture of business during 1999 resulted in a loss of $822,814. Of the $822,814 loss, $556,304 related to the variable universal life coinsurance and modified coinsurance business, and is composed of $14.3 million in gross revenues due to Global Preferred for recapture allowances, net of $14.9 million in expenses from the amortization of the related deferred acquisition costs, and the release of the related policy reserve and reinsurance expense allowance accruals. The remaining loss of $266,510, related to the variable annuity coinsurance and modified coinsurance business, is composed of $5.7 million in gross revenues from recapture allowances, net of $5.9 million in expenses from the amortization of the related deferred acquisition costs.

The loss on recapture of business included a reinsurance fee relating to the deferral of financial settlements due to Western Reserve during the period in which Global Preferred reinsured the underlying business. Such reinsurance fee in the amount of $722,858 was effectively offset by interest in the amount of $390,761 due to Global Preferred for amounts previously remitted to Western Reserve on business subsequently recaptured.

5. Policy Liabilities

Changes in the liability for unpaid policy claims are summarized as follows:

	Years ended December 31,		
	1999	*2000*	*2001*
Unpaid life claims – January 1	**$ 1,109,567**	**$ 1,590,232**	**$ 2,119,151**
Add claims incurred during the year related to:			
Current year	4,030,903	7,118,899	6,577,441
Prior years	174,000	290,248	32,000
Total incurred [1]	**4,204,903**	**7,409,147**	**6,609,441**
Less claims paid during the year:			
On claims incurred during current year	3,236,049	6,150,172	6,068,109
On claims incurred during prior years	488,189	730,056	1,122,098
Total paid	**3,724,238**	**6,880,228**	**7,190,207**
Unpaid life claims – December 31	**$ 1,590,232**	**$ 2,119,151**	**$ 1,538,385**

[1] *Total incurred plus the change in the experience refund for the year equals the amount shown on the consolidated statements of income on line titled "Benefits, claims and settlement expenses."*

6. Reinsurance

As of December 31, 2001, Global Preferred has seven reinsurance contracts and one retrocession agreement in place. All policies reinsured under the reinsurance agreements are self-administered by the ceding life companies. The ceding life companies provide Global Preferred with all information necessary for processing the reinsurance, including claims. On June 25, 2001, Global Preferred entered into a new reinsurance agreement with Pacific Life Insurance Company. The new agreement provides monthly renewable term reinsurance for certain individual life plans, including Pacific Life's Select Exec II variable universal life insurance policies, issued on or after January 1, 2001, which are sold by the registered agents associated with World Financial Group.

Pursuant to agreements with Western Reserve, Global Preferred has the contractual right to prospectively increase the reinsurance percentages, up to a maximum ranging from 40% to 50%, on Western Reserve's Freedom Wealth Creator and Freedom Premier variable annuity policies which were issued from January 1, 1999 through December 31, 2002 and reinsured by Global Preferred. In order to exercise this contractual right, Global Preferred must demonstrate "sufficient capacity," which is defined as having unassigned invested securities and anticipated cash flows in a sufficient amount to meet expected reinsurance settlements for the ensuing two calendar years with regard to the increased reinsurance. The right to increase the reinsurance percentage for the variable annuity coinsurance and modified coinsurance expires on December 31, 2002.

Pursuant to agreements with Western Reserve, Global Preferred also has the contractual right to convert its monthly renewable term reinsurance of the Financial Freedom Builder variable universal life policies and riders issued by Western Reserve from January 1, 1999 through March 31, 2003, to coinsurance and modified coinsurance, provided Global Preferred demonstrates sufficient capacity. The right to convert the monthly renewable term reinsurance to coinsurance and modified coinsurance expires on March 31, 2003.

In 1998, Global Preferred entered into an agreement with WMA Agency under which WMA Agency agreed to use its best efforts to encourage life insurance companies to reinsure policies sold by its agents with Global Preferred. In conjunction with the acquisition of WMA Agency's assets, World Financial Group assumed this best efforts agreement between Global Preferred and WMA Agency, with certain amendments. Under the amended agreement, World Financial Group will, for a period extending through June 8, 2008, use commercially reasonable efforts to assist Global Preferred in attaining the opportunity to reinsure all insurance products sold by its agents for insurance companies with which World Financial Group has selling agreements, other than Western Reserve and Western Reserve's affiliates. Additionally, the agreement provides that World Financial Group will use commercially reasonable efforts to cooperate with Global Preferred in its negotiations to establish reinsurance relationships with life insurance companies and provide certain benefits to the companies that reinsure their business through Global Preferred.

In June 2001, Global Preferred entered into the First Right Agreement with Western Reserve that provides Global Preferred Re a first right to reinsure certain new products issued by Western Reserve or its U.S. affiliates that are sold by agents associated with World Financial Group. Global Preferred has the right, subject to minimum sales volume thresholds, to reinsure up to 20% of all single life variable universal life products introduced for sale after July 1, 2001 on a coinsurance and modified coinsurance basis for all policies issued through March 31, 2003 and on a monthly renewable term basis for all policies issued through March 31, 2006. Global Preferred also has the right to reinsure between 40% and 50% of all variable annuity products introduced after December 31, 2000 and issued through December 31, 2002, depending upon the volume of direct written variable annuity premiums issued by Western Reserve or its U.S. affiliates in the previous calendar year. These rights automatically extend for one-year renewal periods unless either party gives notice of termination 180 days prior to the expiration of the applicable initial or renewal term. Global Preferred's decisions to reinsure these products will be made from time to time during the term of the First Right Agreement and such decisions will be based on a number of relevant factors, including the attractiveness of the reinsurance rates prescribed by the agreement, the volume of business and Global Preferred's available capital capacity.

Global Preferred has a pool retrocession agreement with four reinsurance companies, whereby Global Preferred retrocedes, or reinsures, standard mortality risks in excess of $100,000 per life to the pool. The retrocession agreement serves to reduce the impact of fluctuations in death claims from period to period and limits Global Preferred's exposure on any one policy reinsured. This retrocession reinsurance agreement does not relieve Global Preferred from its obligations to ceding life companies. Failure of retrocessionaires to honor their obligations could result in losses to Global Preferred; consequently, allowances are established for amounts deemed uncollectible. Currently, no amounts are deemed uncollectible.

The net effect of all reinsurance agreements on premiums and policy revenues is as follows:

	Years ended December 31,		
	1999	*2000*	*2001*
Reinsurance assumed	$ 23,435,657	$29,977,786	$ 30,993,041
Reinsurance ceded	(237,185)	(465,195)	(514,880)
Net premiums and policy revenues	**$23,198,472**	**$29,512,591**	**$ 30,478,161**

The net effect of all reinsurance agreements on benefits, claims and settlement expenses is as follows:

	Years ended December 31,		
	1999	*2000*	*2001*
Reinsurance assumed	$4,511,469	$7,705,566	$ 6,299,510
Reinsurance ceded	–	(146,402)	(7,118)
Net benefits, claims and settlement expenses	**$4,511,469**	**$7,559,164**	**$ 6,292,392**

The impact of reinsurance on life insurance in force is as follows (in millions):

Life insurance in force	*Direct*	*Assumed*	*Ceded*	*Net*
December 31, 1999	–	$ 8,030	$ 122	$ 7,908
December 31, 2000	–	$ 9,378	$ 169	$ 9,209
December 31, 2001	–	$ 9,082	$ 156	$ 8,926

7. Deferred Acquisition Costs

The amount of policy acquisition costs deferred and amortized is as follows:

	Years ended December 31,	
	2000	*2001*
Beginning of year	**$ 39,750,100**	**$ 42,752,339**
Capitalized	7,018,868	3,992,590
Amortized	(4,016,629)	(3,944,660)
End of year	**$ 42,752,339**	**$ 42,800,269**

Retrocession premiums are offset against reinsured policy revenues and premiums for the respective issue years. Consequently, retrocession premiums, benefit claims and allowances lose their identity in calculating estimated gross profits as used in amortizing capitalized acquisition costs. As such, there are no separate, reportable deferred acquisition costs or associated amortization.

8. Income Tax

Under current Bermuda law, Global Preferred Re is not required to pay taxes in Bermuda on either income or capital gains. Global Preferred Re has received an assurance from the Minister of Finance in Bermuda under the Exempted Undertaking Tax Protection Act 1966 of Bermuda that if any legislation is enacted in Bermuda that would impose tax on profits or income, or on any capital asset, gain or appreciation, or any tax in the nature of estate duty or inheritance tax, then the imposition of any such tax will not be applicable to Global Preferred Re or to any of Global Preferred's operations or shares, debentures or other obligations until March 28, 2016.

Effective January 1, 1996, Global Preferred Re made an irrevocable election to be treated as a domestic insurance company for United States Federal income tax purposes under section 953(d) of the Internal Revenue Code of 1986, as amended (the "Code"). As a result of this "domestic" election, Global Preferred Re is subject to U.S. taxation on its worldwide income as if it were a U.S. corporation. Global Preferred determines its income tax expense and liability in accordance with SFAS No. 109, *Accounting for Income Taxes.*

Total income taxes (benefit) for the years ended December 31, 1999, 2000 and 2001 were allocated as follows:

	Years ended December 31, 1999	2000	2001
Tax attributable to:			
Income from continuing operations	$ 2,225,472	$ 1,820,717	$ 2,391,568
Unrealized gains (losses) on securities available for sale	$ (147,093)	$ 54,044	$ 94,877

The federal income tax expense from continuing operations for the years ended December 31, 1999, 2000, and 2001 is as follows:

	Years ended December 31, 1999	2000	2001
Current	$ –	$ 516,075	$ 436,963
Deferred	2,225,472	1,304,642	1,954,605
Total	**$ 2,225,472**	**$ 1,820,717**	**$ 2,391,568**

The income tax expense from continuing operations for the years ended December 31, 1999, 2000 and 2001 differed from the amounts computed by applying the U.S. federal income tax rate of 34% to income before income taxes as a result of the following:

	Years ended December 31, 1999	2000	2001
Computed expected tax expense	$ 2,225,472	$ 2,364,222	$ 2,670,411
Small life insurance company deduction	–	(605,880)	(269,976)
Other, net	–	62,375	(8,867)
Total	**$ 2,225,472**	**$ 1,820,717**	**$ 2,391,568**

During 2000 and 2001, Global Preferred Re was able to benefit from the "small life insurance company deduction" available under Section 806 of the Code and the "alternative minimum tax" treatment available under Section 55 of the Code at rates less than 34%.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying values of assets and liabilities for financial reporting purposes and federal income tax purposes. The net deferred tax liability at December 31, 2000 and 2001 is composed of the following amounts:

	2000	2001
Deferred tax assets:		
Alternative minimum tax credit	$ 35,646	$ 8,597
Capital losses realized in excess of gains	20,535	7,247
Reserve differences	8,262,095	6,139,342
Net operating loss carry-forward	779,960	1,030,018
DAC tax capitalized	–	258,252
Other	81,506	29,216
Gross deferred tax assets	9,179,742	7,472,672
Deferred tax liabilities:		
Policy benefit reserves	230,110	461,348
Deferred acquisition costs	14,535,795	14,552,091
Unrealized gain on securities held for sale	32,122	127,000
Gross deferred tax liabilities	14,798,027	15,140,439
Net deferred tax liabilities	$ 5,618,285	$ 7,667,767

There were no valuation allowances for deferred tax assets as of December 31, 2000 and 2001 since it is management's belief that it is more likely than not that the deferred tax assets will be realized. This assessment is made based on the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies. At December 31, 2001, Global Preferred had net operating loss carryforwards for income tax purposes of $3,029,000, which begin to expire in 2018.

Global Preferred Re does not have a policyholder surplus account. Therefore, Global Preferred Re is not subject to the potential addition to federal income tax imposed by Section 815 of the Code.

9. Related Party Transactions

Global Preferred issued a $5.0 million convertible note, due July 29, 2004, to Money Services, Inc., a subsidiary of AEGON USA, Inc. The note bears simple interest at a rate of 7.5% per year and is currently convertible into 312,750 shares of Global Preferred common stock. If Money Services were to convert the note, it would own approximately 8% of Global Preferred's outstanding common stock as of December 31, 2001.

Each of World Financial Group and Western Reserve are subsidiaries of AEGON USA, Inc. and therefore are entities related to Money Services due to the common ownership.

Global Preferred entered into an agreement with World Financial Group, which requires that World Financial Group will use its commercially reasonable efforts to assist Global Preferred in attaining the opportunity to reinsure all insurance products sold by its agents for insurance companies with which World Financial Group has selling agreements, other than Western Reserve and Western Reserve's affiliates.

Global Preferred is a tenant-at-will in approximately 2,100 square feet of office space in Duluth, Georgia. Western Reserve is the landlord on the space that Global Preferred occupies. Global Preferred's monthly rent is $3,482, plus its proportionate share of the taxes.

After its acquisition of certain of the assets of WMA Agency, World Financial Group continued to provide the services that WMA Agency provided to Global Preferred under the Corporate Services Agreement described below. Global Preferred incurred $22,882 of costs for these services from World Financial Group for the year ended December 31, 2001.

Global Preferred has four separate reinsurance agreements with Western Reserve that cover policies on Western Reserve variable universal life and variable annuity policies issued on or after various dates after January 1, 1992 which were sold by the agents of World Financial Group and its predecessor. Also in June 2001, Global Preferred entered into the First Right Agreement with Western Reserve. The First Right Agreement provides Global Preferred the right to reinsure certain policies issued by Western Reserve or its U.S. affiliates which are sold by agents associated with World Financial Group.

In 1995, Global Preferred Re entered into an agreement with CFM Insurance Managers, Ltd. ("CFM"), a member of the Mutual Risk Management Ltd. group of companies, which provides professional insurance management services to international companies operating in Bermuda. C. Simon Scupham, a director of Global Preferred and of Global Preferred Re, is the Chairman of CFM. Pursuant to this agreement, CFM acts as the managing agent and the Principal Representative for Global Preferred Re in Bermuda. This agreement is for an unlimited duration, but may be terminated by either party upon three months prior written notice or upon 30 days prior written notice under specified circumstances. Global Preferred paid $60,000 in fees during each of the years ended December 31, 1999, 2000 and 2001 pursuant to the agreement with CFM.

Prior to December 28, 2001, S. Hubert Humphrey, Jr. served as a director, Chairman of the Board and Chief Executive Officer of Global Preferred and of Global Preferred Re. Effective December 28, 2001, Mr. Humphrey retired from Global Preferred's and Global Preferred Re's boards of directors and all of the positions he held with Global Preferred and with Global Preferred Re. As of December 31, 2001, Mr. Humphrey was the beneficial owner of 22.7% of Global Preferred's outstanding common stock. Mr. Humphrey controls WMA Agency and WMA Securities. Global Preferred agreed to grant to Mr. Humphrey, upon successful completion of a firm commitment, underwritten registered public offering, options to purchase 100,000 shares of Global Preferred common stock. The options are exercisable for a period of five years from the date of grant, at an exercise price equal to the initial offering price of shares sold in the underwritten offering.

Effective April 1, 1998, Global Preferred entered into a Corporate Services Agreement with WMA Agency to provide to Global Preferred corporate services and supplies for a fixed monthly fee of $2,250, adjustable annually. These services included computer network system, facilities maintenance, security, mail services, utilities, postage, telephone and copier service. Global Preferred incurred $48,851, $48,922 and $23,616 of costs for these services from WMA Agency for the years ended December 31, 1999, 2000 and 2001, respectively.

In June 1998, Global Preferred entered into a Directed Reinsurance Agreement with WMA Agency, under which WMA Agency agreed to use its best efforts to cause any life insurance company with which it had selling agreements to enter reinsurance agreements with Global Preferred. In 1999, the parties amended the agreement to provide, among other things, that Global Preferred would issue, for no monetary consideration, warrants to individuals designated by WMA Agency to purchase 300,000 shares of Global Preferred common stock. These warrants were ultimately issued to key management personnel of WMA Agency. As subsequently amended, the warrants were contingent upon Global Preferred raising additional capital by January 1, 2002. Global Preferred raised no new capital by January 1, 2002 and the warrants expired. No shares of common stock were issued under these warrants.

In June 1998, Global Preferred entered into a Sublease Agreement with WMA Agency for office space in Duluth, Georgia. The sublease was on a triple-net basis for an initial term through January 2008. The annual base rent until January 2003 was $18,675. The sublease was terminated in June 2001 in conjunction with the purchase by World Financial Group of assets of WMA Agency.

10. Statutory Restrictions

Global Preferred Re is a Bermuda company registered as a long-term insurer under the Bermuda Insurance Act 1978 (the "Insurance Act") and as such is subject to the restrictions of the Insurance Act. The Insurance Act requires that Global Preferred Re maintain a solvency margin, defined as the excess of statutory assets over statutory liabilities, of at least $250,000. Statutory assets and liabilities refer to those assets and liabilities recorded on the statutory balance sheet required by the Insurance Act. As of December 31, 2001, Global Preferred Re had total statutory capital and surplus, the excess of statutory assets over statutory liabilities, as determined under the Insurance Act, of $9.6 million.

Global Preferred relies, and will continue to rely, primarily on funds retained at the holding company level, dividends and other permitted payments, such as debt service payments, from Global Preferred Re to meet ongoing cash requirements. The payment of dividends by Global Preferred Re to Global Preferred is subject to Bermuda law and regulations. Under the Insurance Act, Global Preferred Re must maintain long-term assets with a value of at least $250,000 more than its long-term liabilities and is prohibited from declaring or paying dividends that would result in noncompliance if, among other things, it has reasonable grounds for believing that after making such a payment, it would not be able to pay its liabilities as they become due. During 2001, Global Preferred Re paid no dividends to Global Preferred.

11. Commitments and Contingent Liabilities

From time to time Global Preferred may be subject to litigation and arbitration in the normal course of business. Management does not believe that Global Preferred is a party to any such pending litigation or arbitration that would have a material adverse effect on its financial position or future operations.

Global Preferred has obtained letters of credit in favor of unaffiliated insurance companies with whom Global Preferred has reinsurance agreements. The posting of a letter of credit allows the ceding life company to take statutory reserve credit for reinsurance ceded, which would otherwise not be available as Global Preferred Re is not a licensed reinsurer by the ceding life company's state of domicile. At December 31, 2001, the outstanding letters of credit totaled $8.85 million. The letters of credit were issued by Global Preferred's custodian and secured by Global Preferred's investments held by the custodian.

Prior to June 2001, Global Preferred subleased office space in Duluth, Georgia from WMA Agency. The sublease was terminated in June 2001 in conjunction with World Financial Group's purchase of WMA Agency's assets. Since the termination of the lease, Global Preferred has been a tenant-at-will in approximately 2,100 square feet of the same office space in Duluth, Georgia.

Global Preferred does not own or lease any other properties.

12. Short-Term and Long-Term Debt

At December 31, 2000 and 2001, short-term and long-term debt were as follows, in summary:

	2000	2001
Line of credit – short-term	$ 277,285	$ –
Line of credit – long-term	–	–
Convertible Term Note – 7.5% interest, principal and interest due at July 29, 2004	5,000,000	5,000,000
Total short and long-term debt	**5,277,285**	**5,000,000**
Less anticipated current maturity of line of credit	277,285	–
Total long-term debt	**$ 5,000,000**	**$ 5,000,000**

In July 1999, Global Preferred issued a $5 million, five-year convertible term note to Money Services, Inc. due on July 29, 2004. Money Services is a subsidiary of AEGON USA, Inc. Proceeds of this note were used to reduce a portion of the outstanding principal balance on a line of credit with Money Services from $10 million to $5 million. Interest is payable at 7.5% per annum (except in the event of redemption), on the 29th of each succeeding January and July through and including July 29, 2004. Money Services has the right to convert the outstanding principal balance of this note into shares of Global Preferred's common stock at any time. Upon conversion, Money Services will receive 6.25 shares of common stock for each $100 of the outstanding principal amount of the note, which reflects our three-for-two stock split in 2001. Global Preferred has the option to redeem the note, in whole or in part, between July 29, 2002 and July 29, 2004. To redeem the note before maturity, Global Preferred must pay all principal, plus interest accrued from the date of the note through the redemption date at a higher effective interest rate of 9% per annum. As of December 31, 2001, Global Preferred had an outstanding principal balance on the note of $5 million and accrued interest of $158,000.

Global Preferred also had a $5 million line of credit with Money Services which was paid in full on February 15, 2001 together with the related accrued interest. Principal payments totaled $277,285 during 2001.

13. Comprehensive Income

The following table sets forth the amounts of other comprehensive income (loss) along with the related tax effects allocated to other comprehensive income (loss) for the years ended December 31, 1999, 2000, and 2001:

	Before-Tax Amount	*Tax (Expense) Benefit*	*Net-of-Tax Amount*
1999			
Net unrealized holding losses arising during period	$ (366,622)	$ 124,653	$ (241,969)
Plus: reclassification adjustment for losses realized in net income	(66,000)	22,440	(43,560)
Other comprehensive loss	**$ (432,622)**	**$ 147,093**	**$ (285,529)**
2000			
Net unrealized holding gains arising during period	$ 161,559	$ (54,930)	$ 106,629
Less: reclassification adjustment for gains realized in net income	2,606	(886)	1,720
Other comprehensive income	**$ 158,953**	**$ (54,044)**	**$ 104,909**
2001			
Net unrealized holding gains arising during period	$ 323,858	$ (110,111)	$ 213,747
Less: reclassification adjustment for gains realized in net income	44,807	(15,234)	29,573
Other comprehensive income	**$ 279,051**	**$ (94,877)**	**$ 184,174**

14. Segment Reporting

Global Preferred has defined reportable segments based on the nature of the reinsurance agreements and the accounting treatment used for the various reinsurance agreements. Based on this definition, Global Preferred has identified two reportable segments: non-universal life-type agreements and universal life-type agreements (as each is referenced in SFAS No. 97, *Accounting and Reporting by Insurance Enterprises for Certain Long-duration Contracts and for Realized Gains and Losses from the Sale of Investments,* paragraphs 44 and 45). Global Preferred reinsures certain variable universal life policies on a renewable term basis, which are reported below as Non-Universal Life-Type Agreements and, as such, revenues therefrom are classified as premiums revenue. Renewable term reinsurance involves the reinsurance of mortality risk whereby premiums are not directly related to the premium rates on the original plan of insurance and the ceding life company is liable for the total net amount of risk of the policies reinsured. Global Preferred's renewable term agreements are accounted for under SFAS No. 60 accounting principles. Global Preferred reinsures variable annuity policies and certain other variable universal life policies on a coinsurance and modified coinsurance basis, which are reported below as Universal Life-Type Agreements and, as such, revenues therefrom are classified as reinsured policy revenues. Coinsurance involves the reinsurance of mortality and investment risks on the same basis as that of the underlying policies. The ceding life companies and Global Preferred share in these risks on a pro rata basis. Global Preferred's existing coinsurance and modified coinsurance agreements are accounted for under SFAS No. 97 accounting principles.

Items not directly related to the business segments and unallocated corporate items (i.e., other income, interest expense on corporate debt and unallocated operating expenses) are shown separately, consistent with Global Preferred's internal measurement process. Segment assets reported include those assets directly attributable to the reinsurance agreements such as reinsurance balances receivable, deferred acquisition costs, policy loans, prepaid expenses, invested assets and cash. Cash and invested assets are allocated to the agreements based upon statutory reserves, the letters of credit posted in support of the statutory reserves held, and allocated surplus which is consistent with Global Preferred's internal measurement process.

	Year Ended December 31, 1999			
Segment Reporting	*Non-Universal Life-Type*	*Universal Life-Type*	*Other*	*Total*
(Dollars in thousands)				
Premiums	$ 9,693	$ –	$ –	$ 9,693
Reinsured policy revenues	–	13,506	–	13,506
Benefits, claims and settlement expenses	3,215	1,610	–	4,825
Reinsurance expense allowances, net	2,775	2,588	–	5,363
Amortization of deferred acquisition cost	171	3,618	–	3,789
Loss on recapture of business	–	823	–	823
Underwriting profit	**3,532**	**4,867**	**–**	**8,399**
Net investment income	118	132	100	350
Net realized loss on investments	–	–	(66)	(66)
Other expenses	22	422	1,693	2,137
Segment operating income (loss) before income tax	3,628	4,577	(1,659)	6,546
Income tax expense (benefit)	1,234	1,556	(564)	2,226
Segment net income (loss)	**$ 2,394**	**$ 3,021**	**$ (1,095)**	**$ 4,320**
Preferred dividends	–	–	–	–
Segment net income (loss) available to common stockholders	**$ 2,394**	**$ 3,021**	**$ (1,095)**	**$ 4,320**
Segment assets	**$ 7,762**	**$40,220**	**$ 1,026**	**$ 49,008**

Segment Reporting	Non-Universal Life-Type	Universal Life-Type	Other	Total
	Year Ended December 31, 2000			
(Dollars in thousands)				
Premiums	$ 16,619	$ –	$ –	$ 16,619
Reinsured policy revenues	–	12,894	–	12,894
Benefits, claims and settlement expenses	8,658	954	–	9,612
Reinsurance expense allowances, net	5,711	1,829	–	7,540
Amortization of deferred acquisition cost	116	3,901	–	4,017
Underwriting profit	**2,134**	**6,210**	**–**	**8,344**
Net investment income	213	171	144	528
Net realized gain on investments	–	–	3	3
Other expenses	150	184	1,588	1,922
Segment operating income (loss) before income tax	2,197	6,197	(1,441)	6,953
Income tax expense (benefit)	589	1,659	(428)	1,820
Segment net income (loss)	**$ 1,608**	**$ 4,538**	**$ (1,013)**	**$ 5,133**
Preferred dividends	–	–	155	155
Segment net income (loss) available to common stockholders	**$ 1,608**	**$ 4,538**	**$ (1,168)**	**$ 4,978**
Segment assets	**$ 9,279**	**$ 44,688**	**$ 2,650**	**$ 56,617**

Segment Reporting	Non-Universal Life-Type	Universal Life-Type	Other	Total
	Year Ended December 31, 2001			
(Dollars in thousands)				
Premiums	$ 19,240	$ –	$ –	$ 19,240
Reinsured policy revenues	–	11,238	–	11,238
Benefits, claims and settlement expenses	7,833	871	–	8,704
Reinsurance expense allowances, net	6,859	1,642	–	8,501
Amortization of deferred acquisition cost	197	3,748	–	3,945
Underwriting profit	**4,351**	**4,977**	**–**	**9,328**
Net investment income	215	230	366	811
Net realized gain on investments	–	–	45	45
Other expenses	123	216	1,991	2,330
Segment operating income (loss) before income tax	4,443	4,991	(1,580)	7,854
Income tax expense (benefit)	1,353	1,520	(481)	2,392
Segment net income (loss)	**$ 3,090**	**$ 3,471**	**$ (1,099)**	**$ 5,462**
Preferred dividends	–	–	267	267
Segment net income (loss) available to common stockholders	**$ 3,090**	**$ 3,471**	**$ (1,366)**	**$ 5,195**
Segment assets	**$ 8,615**	**$ 46,748**	**$ 12,490**	**$ 67,853**

During 1999, 2000, and 2001, the percentages of total premiums and reinsured policy revenues that relate to Western Reserve were 87%, 88% and 89%, respectively. The percentages of the total underwriting profit that relates to Western Reserve for 1999, 2000 and 2001 were 83%, 83% and 86%, respectively.

Global Preferred estimates that approximately 43% of variable universal life premiums and 22% of variable annuity premiums, written through Western Reserve and sold by agents associated with World Financial Group, originated in California.

15. Capital Infusion

During 1999, Global Preferred conducted a private placement offering of up to 1,000,000 shares of Series A Preferred Stock to a limited number of individual investors that qualified as "accredited investors" within the meaning of Rule 501 of Regulation D under the Securities Act of 1933. The Series A Preferred Stock was designated non-voting and unregistered with a par value of $2.00 per share. The Series A Preferred Stock had a liquidation preference equal to $2.00 per share in the event of any liquidation, dissolution, or winding up of the affairs of Global Preferred. The terms of the Series A Preferred Stock provided for automatic conversion into common stock upon the earlier of (i) the closing of any Qualifying Sale of shares of common stock or (ii) January 1, 2002. A Qualifying Sale was defined as net proceeds to Global Preferred of at least $10 million from the sale of its shares of common stock.

In August 2000, Global Preferred closed its offering of the Series A Preferred Stock, which resulted in approximately $4 million of gross proceeds to Global Preferred. Global Preferred issued 266,047 shares of Series A Preferred Stock to the investors in this offering. The net proceeds were loaned to Global Preferred Re, which were applied toward repayment of the line of credit with Money Services. On December 15, 2001, Global Preferred paid a 7% annual dividend to the preferred stockholders in the amount of $279,349.

16. Stock Options and Warrants

Stock Options

1999 Stock Option Plan. The 1999 Stock Option Plan became effective on June 15, 1999. The aggregate number of shares of common stock reserved for issuance under the 1999 Stock Option Plan was 700,000 shares. The exercise price of each option granted under the 1999 Stock Option Plan was $10 per share, as adjusted for Global Preferred's three-for-two stock split in 2001. The 1999 Stock Option Plan required that Global Preferred raise additional capital on or before December 31, 1999 in order for any options to be exercisable, however, Global Preferred raised no new capital prior to that date and the outstanding options could not, by their terms, be exercised. On May 12, 2000, the board of directors approved an amendment to the 1999 Stock Option Plan extending the deadline for receipt of a minimum of $15 million of additional capital from the sale of stock to January 1, 2002.

Other Options. In connection with S. Hubert Humphrey, Jr.'s retirement in December 2001, Global Preferred agreed to grant to Mr. Humphrey options to purchase 100,000 shares of common stock upon successful completion of a firm commitment, underwritten registered public offering of common stock by December 31, 2003. The options are exercisable for a period of five years from the date of grant, at an exercise price equal to the initial offering price of shares sold in the underwritten offering.

Warrants

In June 1998, Global Preferred entered into a Directed Reinsurance Agreement with WMA Agency, under which WMA Agency agreed to use its best efforts to cause any life insurance company with which it had selling agreements to enter reinsurance agreements with Global Preferred. In 1999, the board of directors approved an amendment to the agreement to provide, among other things, that Global Preferred would issue, for no monetary consideration, warrants to individuals designated by WMA Agency to purchase 300,000 shares of Global Preferred's common stock. These warrants were ultimately issued to key management personnel of WMA Agency. As subsequently amended, the warrants were contingent upon Global Preferred raising a minimum of $15 million of additional capital from the sale of stock prior to January 1, 2002. As amended, these warrants had an exercise price of $10 per share, as adjusted for Global Preferred' three-for-two stock split in 2001.

Such options and warrants have been considered for purposes of stock compensation expense under SFAS No. 123, *Accounting for Stock-Based Compensation*, Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees* and FASB Interpretation No. 44, *Accounting for Certain Transactions involving Stock Compensation*. However, since no shares can be issued upon exercising the options or warrants until the amount of capital raised by Global Preferred from the sale of stock prior to January 1, 2002 is equal to or greater than $15 million, there is no compensation expense reflected in the accompanying financial statements. Additionally, the amount of compensation expense is indeterminable as the amount of options and warrants vary with the amount of capital raised.

17. Subsequent Events

1999 Stock Option Plan and Warrants. Global Preferred did not raise the minimum of $15 million of additional capital from the sale of stock by January 1, 2002 and as of that date the outstanding options granted under the 1999 Stock Option Plan could no longer be exercised, the board of directors terminated the 1999 Stock Option Plan in February 2002. Additionally, since Global Preferred did not raise the minimum amount of additional capital by January 1, 2002, the warrants issued to the management personnel of WMA Agency expired. No shares of common stock were issued under the warrants.

Preferred Stock Conversion. On January 1, 2002, 266,047 shares of Series A Preferred Stock issued were automatically converted into 399,074 shares of common stock. The conversion reflected the three-for-two stock split effective in September 2001.

Stock Incentive Plan. Global Preferred's Stock Incentive Plan became effective on January 9, 2002. The aggregate number of shares of common stock reserved for issuance under the Stock Incentive Plan is 1.5 million shares. Awards granted under the Stock Incentive Plan may be stock appreciation rights, restricted stock, options intended to qualify as "incentive stock options" or nonqualified stock options. No shares of common stock have been issued upon exercise of options granted under the Stock Incentive Plan. The Compensation Committee of the board of directors has approved the grant of options to purchase an aggregate of 215,000 shares of common stock to certain employees to be granted upon completion of an initial public offering, at an exercise price equal to the initial public offering price.

Directors Stock Option Plan. Global Preferred's Directors Stock Option Plan became effective January 9, 2002. The aggregate number of shares of common stock reserved for issuance under the Directors Stock Option Plan is 280,000 shares. Upon completion of an initial public offering prior to December 31, 2003, options to purchase 105,000 shares will be granted to Global Preferred's five non-employee directors under the Directors Stock Option Plan and options to purchase 100,000 shares will be granted outside of the Directors Stock Option Plan to a retired director. Each of these options will have an exercise price equal to the initial public offering price. Global Preferred has estimated that if the initial public offering is completed prior to December 31, 2003, then the resulting compensation charge from the grants of these options to current and retired directors will be between $335,000 and $980,000, depending upon numerous variables, including the exercise price of the options, the estimated effective life of the options and the volatility of the stock (estimated in part by reference to the stock performance of comparable companies).

Employment Agreements. Global Preferred's executive officers, Edward F. McKernan, Bradley E. Barks, Caryl P. Shepherd and Thomas J. Bobowski are employed pursuant to written employment agreements.

Mr. McKernan, President and Chief Executive Officer, has an initial employment agreement term of three years beginning January 1, 2002 and is automatically renewed for additional one-year periods unless either party provides written notice of termination at least 60 days in advance of the expiration date of the current term. Mr. McKernan will receive a base salary of $325,000 for the year ended December 31, 2002, plus options to purchase 75,000 shares of common stock, to be granted upon completion of an initial public offering. If, within 90 days of a change of control of Global Preferred, Mr. McKernan resigns for good reason, as defined in the agreement, or is terminated without cause, Global Preferred will pay him an amount equal to 35 months of his then-current base salary over a 12 month period or in one lump sum payment. Upon Mr. McKernan's resignation for good reason or termination not for cause unrelated to a change of control, Global Preferred will pay his base salary for the greater of 12 months or the number of months remaining on his employment agreement, not to exceed 24 months.

Mr. Barks, Chief Financial Officer and Senior Vice President of Finance, has an initial employment agreement term from March 4, 2002 through February 28, 2003, which is renewable by agreement of the parties for additional one-year periods. Mr. Barks will receive a base salary of $250,000 for the initial term, plus options to purchase 20,000 shares of common stock, to be granted upon completion of an initial public offering. Global Preferred paid Mr. Barks a signing bonus of $9,200 and has agreed to pay $59,450 towards Mr. Barks' relocation expenses and up to six months of actual rental costs for temporary housing prior to his relocation. If Mr. Barks resigns for good reason, as defined in the agreement, or is terminated without cause, Global Preferred will pay him an amount equal to three months of his base salary if he is terminated prior to completion of an initial public offering or twelve months of his then-current base salary if he is terminated after completion of an initial public offering.

Ms. Shepherd, Chief Accounting Officer, Treasurer, Controller, Secretary and Vice President, has an initial employment agreement term from February 1, 2002 through January 31, 2003, which is renewable by agreement of the parties for additional one-year periods. Ms. Shepherd will receive a base salary of $100,000 for the initial term, plus options to purchase 30,000 shares of common stock, to be granted upon completion of an initial public offering. Upon Ms. Shepherd's resignation for good reason, as defined in the agreement, or termination not for cause, Global Preferred will pay her base salary for twelve months.

Mr. Bobowski, Vice President of Marketing, has an initial employment agreement term from March 4, 2002 through February 28, 2003, which is renewable by agreement of the parties for additional one-year periods. Mr. Bobowski will receive a base salary of $122,000 for the initial term, plus options to purchase 12,500 shares of common stock to be granted upon completion of an initial public offering. Upon Mr. Bobowski's resignation for good reason, as defined in the agreement, or termination not for cause, Global Preferred will pay his base salary for three months. For each month of Mr. Bobowski's employment over three months, his separation payment upon resignation for good reason or termination without cause will be increased by one month, with a maximum payment equal to twelve months of his base salary.

Mr. McKernan, Mr. Barks, Ms. Shepherd and Mr. Bobowski are eligible for an annual bonus in an amount to be determined by the board of directors. Mr. McKernan, Mr. Barks, Ms. Shepherd and Mr. Bobowski's employment agreements include post-employment restrictive covenants not to solicit Global Preferred's customers or recruit Global Preferred'employees.

Registration Statement. On February 22, 2002, Global Preferred filed a registration statement with the Securities and Exchange Commission for an initial public offering of common stock at a proposed maximum aggregate offering price of $120,750,000.

18. Parent Company Financial Information.

	Balance Sheets (Parent Company) December 31, 2000	2001
Assets		
Investment in common stock of subsidiary[1]	$ 14,260,526	$ 14,260,526
Fixed maturity securities available for sale (amortized cost of $0 and $2,241,534 for 2000 and 2001, respectively)	–	2,296,563
Cash and cash equivalents	443,277	1,374,016
Investment income due and accrued	2,876	42,192
Investment income due and accrued - intercompany[1]	305,330	201,219
Intercompany receivables[1]	2,573,807	155,118
Note receivable intercompany[1]	8,100,029	6,087,550
Prepaid expenses	28,472	654,699
Current income tax receivable	–	1,875
Fixed assets (net of accumulated depreciation of $102,992 and $147,750 for 2000 and 2001, respectively)	48,806	88,114
Deferred tax benefit	792,271	1,047,737
Total assets	**$ 26,555,394**	**$ 26,209,609**
Liabilities and Stockholders' Equity		
Liabilities:		
Accrued expenses and accounts payable	$ 79,102	$ 530,880
Accrued interest payable	158,219	158,219
Dividend payable	12,245	–
Current income tax payable	7,306	–
Long-term debt	5,000,000	5,000,000
Total liabilities	**5,256,872**	**5,689,099**
Stockholders' equity:		
Preferred stock, par value $2.00, 10,000,000 shares authorized; Series A		
Preferred Stock, 1,000,000 shares authorized; 266,047 shares issued for 2000 and 2001, respectively	532,094	532,094
Common stock, par value $.001, 50,000,000 shares authorized; 2,500,000 shares and 3,750,000 shares issued for 2000 and 2001, respectively	2,500	3,750
Additional paid-in capital	22,795,581	22,794,331
Accumulated other comprehensive income	–	36,319
Retained earnings	(1,981,753)	(2,796,717)
Treasury stock, at cost (7,485 shares and 7,390 shares for 2000 and 2001, respectively)	(49,900)	(49,267)
Total stockholders' equity	**21,298,522**	**20,520,510**
Total liabilities and stockholders' equity	**$ 26,555,394**	**$ 26,209,609**

[1] *Eliminated on consolidation*

Statements of Income
(Parent Company Only)
Years Ended December 31,

	1999	2000	2001
Revenues:			
Net investment income	$ 27,450	$ 85,053	$ 133,575
Net realized gain (loss) on investments	(2,997)	–	4,904
Intercompany interest income[1]	–	613,298	674,298
Gain (loss) on dissolution of subsidiary	(5,266)	–	–
Total revenue	**19,187**	**698,351**	**812,777**
Benefits and expenses:			
Operating expenses	855,627	99,752	1,259,273
Interest expense	868,252	375,000	375,000
Total benefits and expenses	**1,723,879**	**474,752**	**1,634,273**
Income before income tax and equity in undistributed net income of subsidiaries	(1,704,692)	223,599	(821,496)
Income tax benefit (expense)	579,595	(120,224)	274,269
Income before equity in undistributed net income of subsidiaries	**$ (1,125,097)**	**$ 103,375**	**$ (547,227)**
Equity in earnings of subsidiaries	5,445,131	5,029,501	6,009,808
Net income	**4,320,034**	**5,132,876**	**5,462,581**
Preferred dividends	–	155,198	267,104
Net income available to common stockholders	**$ 4,320,034**	**$ 4,977,678**	**$ 5,195,477**

[1]*Eliminated on consolidation*

	Statements of Cash Flows (Parent Company Only) Years Ended December 31,		
	1999	*2000*	*2001*
Cash flows from operating activities:			
Net income	$ 4,320,034	$ 5,132,876	$ 5,462,581
Less equity in earnings of subsidiaries	(5,445,131)	(5,029,501)	(6,009,808)
Income before equity in undistributed net income of subsidiaries	(1,125,097)	103,375	(547,227)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Amortization and depreciation	108,597	47,975	44,758
Deferred tax expense (benefit)	(579,595)	112,918	(274,176)
Net realized (gain) loss on investments	2,997	–	(4,905)
Change in:			
Investment income due and accrued	13,880	(2,876)	(39,316)
Investment income due and accrued – intercompany[1]	–	(305,330)	104,111
Intercompany receivables[1]	(44,089)	(2,563,711)	2,418,689
Prepaid expenses	(139,698)	317,297	(626,227)
Current income tax receivable	–	–	(1,875)
Other receivables	171,375	–	–
Accrued expenses and accounts payable	(42,196)	(22,574)	451,778
Accrued interest payable	564,690	(507,570)	–
Current income tax payable	–	7,306	(7,306)
Net cash provided by (used in) operating activities	**(1,069,136)**	**(2,813,190)**	**1,518,304**
Cash flows from investing activities:			
Dividend received from subsidiary[1]	–	3,400,000	–
Return of capital from subsidiary[1]	–	10,000,000	–
Investment in subsidiary	11,544	–	–
Proceeds from sale of available for sale securities	618,080	–	439,955
Purchase of available-for-sale securities	–	–	(2,676,584)
Purchase of fixed assets	(50,880)	(8,449)	(84,066)
Net cash provided by (used in) investing activities	**578,744**	**13,391,551**	**(2,320,695)**
Cash flows from financing activities:			
Issuance of preferred stock	–	3,098,702	–
Preferred dividends	–	(142,953)	(279,349)
Proceeds from (repayment of) long term debt	303,562	(5,303,562)	–
Issuance (repayment) of notes receivable – intercompany[1]	–	(8,100,029)	2,012,479
Net cash provided by (used in) financing activities	**303,562**	**(10,447,842)**	**1,733,130**
Net increase (decrease) in cash and cash equivalents	**(186,830)**	**130,519**	**930,739**
Cash and cash equivalents at beginning of period	**499,588**	**312,758**	**443,277**
Cash and cash equivalents at end of period	**$ 312,758**	**$ 443,277**	**$ 1,374,016**

[1]*Eliminated on consolidation*

Global Preferred Holdings, Inc.

Joseph F. Barone
Director and Chairman
Managing Director, Firemark Investments

Edward F. McKernan
Director, President and CEO

Eugene M. Howerdd, Jr.
Director
Chairman and CEO, Howerdd Financial Corporation

Thomas W. Montgomery
Director
Executive Vice President, World Leadership Group, Inc

Milan M. Radonich
Director
CFO, Benfield Blanch, Inc.

C. Simon Scupham
Director
Chairman, CFM Insurance Managers, Ltd.

Bradley E. Barks
Senior Vice President of Finance and CFO

Thomas J. Bobowski
Vice President of Marketing

Caryl P. Shepherd
Vice President, Secretary, Treasurer and
Chief Accounting Officer

Global Preferred Re Limited

Edward F. McKernan
Director
President and Actuary

Thomas W. Montgomery
Director
Executive Vice President, World Leadership Group, Inc

C. Simon Scupham
Director
Chairman, CFM Insurance Managers, Ltd.

Lisa J. Marshall
Director
Partner, Conyers, Dill & Pearman

Andre J. Dill
Secretary
Manager, Codan Services Ltd.

Caryl P. Shepherd
Vice President and Treasurer

Principal Executive Offices

Global Preferred Holdings, Inc.
11315 Johns Creek Parkway
Duluth, GA 30097
770-248-3311

Annual Meeting

The annual meeting of stockholders
is scheduled for Tuesday,
July 30, 2002 at 10:00 a.m. at the
J.W. Mariott Hotel,
3300 Lenox Road, Atlanta, GA 30326

Form 10-K

Global Preferred Holdings, Inc.'s annual report
as filed with the Securities and Exchange
Commission on Form 10-K is available without
charge by writing the Company at
P.O. Box 2167, Duluth, GA 30096-9919

Transfer Agent

American Stock & Trust Co.
59 Maiden lane, New York, N.Y. 10038
877-777-0800

Redefining Reinsurance.

Redefining Relationships.

Global Preferred Holdings, Inc.™

Redefining Reinsurance.
Redefining Relationships.

11315 Johns Creek Parkway
Duluth, GA 30097-1517
770.248.3311